

Healthpeak

PROPERTIES

**2021
Annual Meeting
and Proxy Statement**


30
60
AHEAD

CAMBRIDGE DISCOVERY PARK, CAMBRIDGE, MA

LIFE SCIENCE

Who We Are

Healthpeak Properties, Inc., an S&P 500 company, invests in real estate serving the healthcare industry in the United States. We are headquartered in Denver, Colorado, with offices in Irvine, California, Nashville, Tennessee, and San Francisco, California.

IRREPLACEABLE PORTFOLIO

3 Core Businesses[1]

10.1 million sq. ft. Life Science
22.9 million sq. ft. Medical Office
8,238 continuing care retirement community (CCRC) units

SCALE

596 Properties[1]

$23 Billion Enterprise Value[2]
$16 Billion Market Cap[2]

INVESTMENT GRADE

Credit Ratings

S&P: BBB+ (Stable)
Fitch: BBB+ (Stable)
Moody's: Baa1 (Stable)

ESTABLISHED

35 Years as a Public Company

Member of S&P 500
4.1% Annualized Dividend Yield[3]

[1] Property and portfolio metrics as of December 31, 2020.
[2] Based on Healthpeak's common stock outstanding and stock price of $30.23 as of the close of trading on December 31, 2020, and, in the case of enterprise value, total consolidated debt and Healthpeak's share of unconsolidated joint venture debt and cash and cash equivalents as of December 31, 2020.
[3] Based on Healthpeak's common stock price of $29.58 as of the close of trading on March 1, 2021 and most recent quarterly cash dividend of $0.30 per share. Future dividends are at the discretion of Healthpeak's Board of Directors.

Primary Portfolio Segments



HEALTHONE, SKY RIDGE MEDICAL CENTER   DENVER, CO



THE COVE AT OYSTER POINT   SOUTH SAN FRANCISCO, CA



FREEDOM PLAZA SUN CITY CENTER   SUN CITY CENTER, FL

LIFE SCIENCE

New and innovative drugs, treatments and healthcare medical devices are developed in our life science properties

MEDICAL OFFICE

Outpatient services and specialist doctor visits are performed more efficiently in a medical office setting

CCRC

CCRCs offer daily living assistance, social activities and coordination with outside healthcare providers

Our Strategy

Our primary goal is to increase stockholder value through stable growth in earnings, cash flow and dividends over the long term. The four cornerstones of our strategy are to:



Own a high-quality, high barrier to entry and irreplaceable healthcare portfolio in the three core business lines of Life Science, Medical Office and CCRC. We expect growth in each of these three business lines will be driven by the powerful demographic growth for U.S. healthcare as baby boomers age.



Partner with leading tenants, health systems and operators. We pride ourselves on having a strong reputation in the industry, making Healthpeak a partner of choice.



Maintain a **low cost of capital, strong credit ratings and liquidity.** We aim to maintain a fortress balance sheet, as well as a BBB+/Baa1 corporate credit ratings that prove sustainable through the inevitable industry and economic cycles.



Lead with a **people-first culture** that attracts, develops and retains top-tier talent and seeks continuous process improvement.

Letter from Our Board of Directors



Sorrento Summit, San Diego, CA
Life Science

Dear Stockholders,

As members of the Board of Directors, we thank you for your continued support of Healthpeak. We are committed to governing Healthpeak in a prudent and transparent manner, and to delivering long-term value for you. We proactively oversee Healthpeak's business strategy, corporate governance, executive compensation and ESG initiatives, among other things, on your behalf, and we are pleased to share with you the results of our efforts over the past year.

Governing Through the Crisis

As we know, 2020 was an unprecedented year. The COVID-19 pandemic impacted every aspect of society and brought unique challenges to our business. However, it also served as a catalyst to refine our portfolio strategy. At the onset of the pandemic, we identified and took actions to safeguard our business and help us weather the crisis without forgoing our fundamental principles.

We determined to substantially exit our Senior Housing Operating Portfolio (SHOP) and triple-net asset portfolio. We sharpened our focus toward growing our Life Science, Medical Office and Continuing Care Retirement Community (CCRC) businesses, each of which we believe captures our competitive advantages and presents significant potential upside. As an innovative company at the forefront of providing high-quality real estate to the evolving health care industry, we took forward-thinking actions during the challenges of 2020 to position ourselves for continued delivery of value to our stockholders, tenants and employees.

With the rapid escalation of the pandemic, our management team placed a priority on employee safety and well-being, quickly and successfully pivoting to a company-wide remote work environment. Throughout 2020, we focused on employee engagement and continued to improve our processes and automation tools, which helped drive employee productivity, satisfaction and retention.

Recognizing the potential challenges 2020 could bring to our business, we proactively managed our balance sheet and liquidity, and also focused on tenant retention and strong collections. We also enhanced our investor outreach and continued to focus on providing transparent and timely disclosure to stakeholders.

We owe these successes to the extraordinary efforts of our management team and employees, who remained dedicated through a challenging year and worked tirelessly to execute our strategy. We are proud of how far we have come, and are excited about our future.

Board Refreshment

We continued our commitment to Board governance, refreshment and succession planning. Under our mandatory director retirement policy, we refreshed over half of our Board in the last four years, with average director tenure decreasing from 13 years to 6 years. To provide for future orderly Board refreshment, we proactively updated our retirement policy to implement a 15-year term limit instead of a mandatory retirement age.

ESG Leadership

Environmental, social and governance (ESG) initiatives are a critical component of our corporate responsibility strategy.

We seek to undertake sustainability initiatives that increase long-term stakeholder value. We will publish our 10th annual ESG Report, which will be prepared in accordance with leading ESG reporting standards, including the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD). Throughout 2020, we received numerous awards for our sustainability efforts, including Nareit's Leader in the Light award for the ninth time.

We continue to focus on human capital management, with a particular emphasis on diversity, equity and inclusion. We have also implemented initiatives to enhance employee safety and well-being, and maximize employee retention, engagement, satisfaction and development. In 2020, we also launched the We Stand Together initiative in order to promote and enhance racial diversity, education and awareness within the company and throughout our communities. To further emphasize external community engagement, we continued our commitment to donating to and partnering with charitable organizations.

Paying for Performance

Our 2020 short-term incentive plan payouts reflect our management team's strong leadership during this unprecedented year, focusing on employee safety and tenant success, balance sheet and liquidity management and improving our portfolio. Although payouts for our long-term incentive plan, or LTIP, awards in 2020 will not be measured until the end of 2022, our 3-year total stockholder return (TSR) continues to perform well compared to our selected third-party peer indices.

Looking Ahead

We continue to focus our operating and investment strategies on components that we believe are key to generating sustainable stockholder returns. We are excited about Healthpeak's future and believe we are well-positioned for long-term growth. We hope that you will attend our 2021 annual meeting of stockholders to hear first-hand about our performance and future plans.

Thank you for your continued support.

Sincerely,

The Board of Directors



Thomas M. Herzog
Chief Executive Officer, Director



Brian G. Cartwright
Independent Chairman



Christine N. Garvey
Independent Director



R. Kent Griffin, Jr.
Independent Director



David B. Henry
Independent Director



Lydia H. Kennard
Independent Director



Sara G. Lewis
Independent Director



Katherine M. Sandstrom
Independent Director

Table of Contents

Notice of Annual Meeting of Stockholders	**5**
Virtual Annual Meeting	**6**
Proxy Summary	**7**
Proposal Roadmap	7
Our Director Nominees	8
Compensation Highlights	9
ESG Highlights	10
Human Capital Matters	11
COVID-19 Update	11
2020 Business Highlights	12
Portfolio Transformation	12
PROPOSAL 1: Election of Directors	**13**
Voting Standard	13
Director Qualifications, Skills and Experience	14
Director Nominees	15
Board Effectiveness and Strategic Evolution	19
Corporate Governance	**22**
Board and Stockholder Meeting Attendance	22
Corporate Governance Highlights	22
Corporate Governance Policies	23
Risk Oversight	24
Stockholder Engagement and Communications with the Board	25
ESG Initiatives	26
Board Leadership Structure	28
Director Compensation—2020	**31**
Annual Compensation	31
Director Compensation Policies and Plans	32
Our Executive Officers	**33**
PROPOSAL 2: Approval of 2020 Executive Compensation on an Advisory Basis	**35**
Advisory Resolution	35
Voting Standard	35
Letter from Our Compensation and Human Capital Committee	**36**
Compensation and Human Capital Committee Report	37

Compensation Discussion and Analysis	**38**
Named Executive Officers	38
2020 Compensation Program Overview	38
2020 NEO Compensation	40
Compensation Policies and Practices	51
Executive Compensation Tables	**54**
Summary Compensation Table—2020	54
Grants of Plan-Based Awards During 2020	55
Outstanding Equity Awards at December 31, 2020	57
Option Exercises and Stock Vested During 2020	59
Potential Payments Upon a Termination or Change in Control	59
Pay Ratio	63
Equity Compensation Plan Information	**64**
Security Ownership of Principal Stockholders, Directors and Management	**65**
PROPOSAL 3: Ratification of Appointment of Independent Registered Public Accounting Firm	**67**
Auditor Evaluation and Appointment	67
Voting Standard	67
Audit and Non-Audit Fees	68
Policy on Pre-Approval of Audit and Permitted Non-Audit Services	68
Audit Committee Report	69
Additional Information about the Annual Meeting	**70**
Voting at the Annual Meeting	70
Additional Annual Meeting Information	72
Other Matters	**73**
2022 Stockholder Proposals and Director Nominations	73
Forward-Looking Statements	74
Vote	75
Appendix A	**76**
Reconciliations and Definitions	76



New in this Proxy Statement

Board Diversity	8
ESG Highlights	10
Human Capital Matters	11
COVID-19 Update	11
2020–2021 Key ESG Initiatives	26



Go Green!

To go paperless and receive electronic versions of the proxy statement and our annual report, please scan the code below and follow the instructions.



Notice of Annual Meeting of Stockholders

Annual Meeting Proposals

	Board Recommends
PROPOSAL 1 Election of the eight director nominees named in this proxy statement	 **FOR** See page 13
PROPOSAL 2 Approval, on an advisory basis, of our 2020 executive compensation	 **FOR** See page 35
PROPOSAL 3 Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2021	 **FOR** See page 67

Other business will be transacted as may properly come before the 2021 annual meeting of stockholders (the "Annual Meeting").

Beneficial Owners

If you own shares of our common stock registered in the name of a broker, bank or other nominee, please follow the instructions they provide on how to vote your shares.

Proxy Voting

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President, Chief Legal Officer,
General Counsel and Corporate Secretary
Denver, Colorado
March 18, 2021

Important Notice Regarding Internet Availability of Proxy Materials
This proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 ("Annual Report") are available on the Internet at www.proxyvote.com, which you can access by using the control number provided on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. The materials are also available in the Investor Relations section of our website at ir.healthpeak.com. References to our website in this proxy statement are provided for convenience only and the content on our website does not constitute part of this proxy statement.

Logistics


Date and Time
Wednesday, April 28, 2021
9:30 a.m. Mountain Time

Record Date
Monday, March 1, 2021

Place
Our Annual Meeting will be a virtual meeting of stockholders. To participate, vote or submit questions during the Annual Meeting via live webcast, please visit: virtualshareholdermeeting.com/PEAK2021

For your health and safety in light of ongoing concerns regarding the pandemic, you will only be able to attend the Annual Meeting virtually. Please see "Virtual Annual Meeting" on the following page for additional information.


Mailing Date
This proxy statement was first mailed to stockholders on or about March 18, 2021

How to Vote

Stockholders of Record


By Internet
www.proxyvote.com

virtualshareholdermeeting.com/PEAK2021


By Telephone
1–800–690–6903 (toll-free)

By Mail
Complete your proxy card and cast your vote by pre-paid post

Virtual Annual Meeting

Our Annual Meeting will be an audio-only meeting conducted virtually via an online meeting platform that will allow stockholders to participate and submit questions directly to our Board of Directors and management. We are implementing a virtual meeting format this year to prioritize the health and safety of our stockholders in light of the ongoing concerns regarding the COVID-19 pandemic and fluctuating restrictions on public gatherings. The virtual meeting format will allow us to leverage technology to enhance stockholder access to the Annual Meeting by enabling attendance and participation from any location around the world by visiting virtualshareholdermeeting.com/PEAK2021. We believe that the virtual meeting format will give stockholders the opportunity to exercise the same rights as if they had attended an in-person meeting and believe that these measures will enhance stockholder access and encourage participation and communication with our Board of Directors and management.

Benefits of a Virtual Annual Meeting

- All stockholders may participate fully, equally and without cost, using an Internet-connected device from any location around the world. In addition, the virtual meeting format increases our ability to engage with all stockholders, regardless of size, resources or physical location and enables us to protect the health and safety of all attendees, particularly in light of the COVID-19 pandemic.
- Stockholders of record and beneficial owners as of the close of business on March 1, 2021 (the "Record Date") will have the ability to submit questions directly to our management and Board of Directors and vote electronically at the Annual Meeting via the virtual meeting platform, although we encourage you to vote ahead of the Annual Meeting.

Attendance at the Virtual Annual Meeting

- You are entitled to attend and participate in the Annual Meeting if you were a stockholder of record or beneficial owner as of the close of business on the Record Date.
- To participate in the Annual Meeting by voting or asking questions, you will need the 16-digit control number included on your Notice of Internet Availability of the Proxy Materials, which is located on your proxy card or on the instructions that accompanied your proxy materials.
- If you were a stockholder as of the close of business on the Record Date, you may vote shares held in your name as the stockholder of record or shares for which you are the beneficial owner but not the stockholder of record electronically during the Annual Meeting through the online virtual meeting platform by following the instructions provided when you log in.
- On the day of the Annual Meeting (April 28, 2021), stockholders may begin to log in to the online virtual annual meeting platform beginning at 9:15 a.m. Mountain Time, and the meeting will begin promptly at 9:30 a.m. Mountain Time. Please allow ample time for online login.
- Broadridge Financial Solutions, Inc. will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing or logging in to the Annual Meeting, including any difficulties with your control number or submitting questions, please call the technical support number displayed on the login page of the online virtual meeting platform.

Questions at the Virtual Annual Meeting

- Stockholders will have the opportunity to submit questions during the Annual Meeting by following the instructions on the virtual annual meeting platform at virtualshareholdermeeting.com/PEAK2021.
- You may submit live questions via virtualshareholdermeeting.com/PEAK2021. We will answer appropriate and relevant stockholder-submitted questions as time permits. Substantially similar questions may be grouped together to provide a single response to avoid repetition.

> **FOR THE PROTECTION OF YOUR HEALTH AND SAFETY IN LIGHT OF THE ONGOING CONCERNS RELATING TO THE COVID-19 PANDEMIC, AS WELL AS FLUCTUATING RESTRICTIONS ON PUBLIC GATHERINGS, YOU WILL ONLY BE ABLE TO ATTEND THE ANNUAL MEETING VIRTUALLY THIS YEAR**

Proxy Summary



HealthONE, The Medical Center of Aurora, Aurora, CO Medical Office

Our Board of Directors solicits your proxy for the Annual Meeting. This summary provides an overview of information contained in this proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.

Proposal Roadmap

PROPOSAL 1

Election of Eight Directors

Our Board unanimously recommends a vote **FOR** each of the eight director nominees

- Our Board believes that the eight director nominees have the qualifications to provide effective leadership, oversight and guidance.
- All of our director nominees, other than our CEO, are independent.
- All candidates are highly successful professionals with relevant skills and experience.



FOR

See pages 13–21 for more information

PROPOSAL 2

Approval, on an Advisory Basis, of 2020 Executive Compensation

Our Board unanimously recommends a vote **FOR** approval, on an advisory basis, of our 2020 executive compensation

- 2020 Executive Compensation reflects independent oversight by the Compensation and Human Capital Committee (the "Compensation Committee") with advice from an independent consultant.
- Executive compensation plan aligns with our corporate strategy and helps drive long-term value for stockholders.
- Pay-for-performance alignment is reflected in our below-target short-term incentive plan ("STIP") payouts for not fully achieving certain 2020 financial performance targets set prior to the onset of the pandemic, despite strong operational performance and enhanced strategic balance sheet measures. In addition, we achieved above-target performance-based long-term incentive plan ("LTIP") award payouts based on total stockholder return ("TSR") outperformance for 2018–2020 relative to defined peers.



FOR

See pages 35–66 for more information

PROPOSAL 3

Ratification of Independent Registered Public Accounting Firm for 2021

Our Board unanimously recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for 2021

- Significant industry expertise.
- The Audit Committee has considered the independence, performance and qualifications of Deloitte in connection with this proposal and has determined that the retention of Deloitte continues to be in the best interests of Healthpeak and its stockholders.



FOR

See pages 67–69 for more information

Our Director Nominees

Our Board has a breadth of experience and reflects a diversity of perspectives and backgrounds. We believe the range of skills and tenures of our director nominees creates a synergy between institutional knowledge and new viewpoints.

Snapshot of Healthpeak Director Nominees



DIVERSITY

Gender
diversity

50%
4 of 8 women

Racial or
ethnic
diversity

25%
2 of 8 racially or ethnically diverse

AGE

3 in 70s
1 in 60s
4 in 50s

TENURE

2 longer-term (greater than 10 years)
1 mid-range (6-10 years)
5 shorter-term (1-5 years)

DIRECTOR NOMINEES		AGE	DIRECTOR SINCE	COMMITTEE MEMBERSHIP: AUDIT	COMPENSATION AND HUMAN CAPITAL	NOMINATING AND CORPORATE GOVERNANCE	INVESTMENT AND FINANCE
	Thomas M. Herzog Chief Executive Officer, Healthpeak Properties, Inc.	58	2017				
	Brian G. Cartwright INDEPENDENT Independent Chairman of the Board, Healthpeak Properties, Inc.; Former General Counsel, SEC	73	2013			Chair	
	Christine N. Garvey INDEPENDENT Former Global Head of Corporate Real Estate Services, Deutsche Bank AG	75	2007		Chair	Member	
	R. Kent Griffin, Jr. INDEPENDENT Managing Director, PHICAS Investors; Former President, BioMed Realty Trust, Inc.	51	2018	Chair			Member
	David B. Henry INDEPENDENT Former Vice Chairman and CEO, Kimco Realty Corporation	72	2004			Member	Chair
	Lydia H. Kennard INDEPENDENT President and CEO, KDG Construction Consulting	66	2018	Member	Member		
	Sara G. Lewis INDEPENDENT Founder and CEO, Lewis Corporate Advisors	53	2019	Member	Member		
	Katherine M. Sandstrom INDEPENDENT Former Senior Managing Director, Heitman LLC	52	2018	Member	Member		Member

NEW Directors identifying as racially or ethnically diverse:
Ms. Garvey identifies as Latina and Ms. Kennard identifies as African American

● Chair ● Member

Below is a summary of the primary qualifications, skills and experience of our director nominees that led our Board to conclude that the nominees are qualified to serve on our Board. For a discussion of these qualifications and why they are important to our Board, see "Proposal 1: Election of Directors—Director Qualifications, Skills and Experience."

SKILLS AND EXPERIENCE



Skill	Nominees
RISK OVERSIGHT/MANAGEMENT	8/8
HUMAN CAPITAL MANAGEMENT	8/8
FINANCIAL EXPERTISE/LITERACY	8/8
REIT/REAL ESTATE EXPERIENCE	7/8
PUBLIC COMPANY BOARD/COMMITTEE	7/8
INVESTMENT EXPERTISE	7/8
PUBLIC COMPANY EXECUTIVE	5/8
LEGAL/REGULATORY	6/8
HEALTHCARE INDUSTRY	5/8

Compensation Highlights

Executive Compensation Program

We have an established executive compensation program that we believe reflects best practices, which have been developed in response to feedback from our stockholders through ongoing investor outreach and as a result of proactive internal efforts. In 2020, we compensated our named executive officers ("NEOs") using the following three elements of pay:

ELEMENT	FORM	METRICS AND WEIGHTING	
1 Base Salary	Fixed Cash	Base level of competitive cash to attract and retain executive talent	
2 Annual Incentive Award	Performance-Based Cash	**60%**	Company objective performance metrics (quantitative results) to align compensation with strategic goals
		40%	Individual performance (qualitative results) to reward individual initiative and achievement
3 Long-Term Incentive Award	Performance Stock Units	**60%**	3-year cliff vesting based on TSR performance relative to FTSE NAREIT Equity Healthcare Index (40% of overall award) and S&P 500 REIT Index (20% of overall award) to align compensation with stockholder return and retain our executives, subject to a one-year post-vesting holding period
	Restricted Stock Units	**40%**	3-year annual vesting, subject to a quantitative normalized funds from operations ("FFO") per share performance hurdle and one-year post-vesting holding period, which promotes retention and alignment with stockholder interests

89% of CEO Pay is At-Risk Performance-Based Pay

Consistently Positive Say-on-Pay Results

The Compensation Committee considers our annual say-on-pay vote results in evaluating our executive compensation program. We retain an open line of communication with our investors on our compensation practices and have consistently received high say-on-pay approval percentages.

Stockholder Approval Consistency

91.9%

10-Year Average Stockholder Support of Executive Compensation

Pay for Performance Alignment

Our executive compensation awards reflect our commitment to aligning pay with performance. Only base salary is fixed. Short-term incentive awards remain at risk until year-end corporate and individual performance is assessed by the Compensation Committee. Long-term equity incentive awards based on relative TSR performance remain at risk until the end of the 3-year performance period, and long-term retentive awards with 3-year annual vesting are at risk and earned only upon achieving a minimum normalized FFO per share threshold in the year of grant.

The below graphics illustrate the mix of 2020 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs.



CEO

67% Long-Term Equity Award · 11% Base Salary · 22% Annual Cash Incentive · **89% At-Risk, Performance-Based Pay**

AVERAGE ALL OTHER NEOs

53% Long-Term Equity Award · 19% Base Salary · 28% Annual Cash Incentive · **81% At-Risk, Performance-Based Pay**

ESG Highlights

We believe that environmental, social and governance, or ESG, initiatives are a vital part of corporate responsibility and support our goal of increasing stockholder value. The following reflects some of our 2020 achievements. For additional information, please read our forthcoming 10th annual ESG Report or visit our website at healthpeak.com/esg.

Environmental
2020 Highlights

Green Buildings

Cumulative Certifications



226
ENERGY STAR

Cumulative LEED Certified Assets



3.7
Million Sq. Ft.

Recognitions

- Nareit Leader in the Light (9th time)
- GRESB Green Star Rating (2011–2020)
- CDP Leadership Band (top 10% and score of A-) (2012–2020)
- DJSI N. America Index Constituent (2012–2020)
- ISS ESG Corporate Prime Rating

Science-Based Long-Term Emissions Reduction Goals

In collaboration with the Science-Based Targets Initiative, in 2019, we proactively established long-term Scope 1 and Scope 2 emissions reductions targets to do our part to reduce our global footprint:



Goal: 37.5% GHG Emissions Reduction by 2033

2018   2033

LEED®—an acronym for Leadership in Energy and Environmental Design™—and its related logo are trademarks owned by the U.S. Green Building Council® and are used with permission. Learn more at www.usgbc.org/LEED.

Social
2020 Highlights

Gender Diversity



47%
Female Workforce

Racial/Ethnic Diversity



39%
Racially/Ethnically Diverse Workforce

Employee Satisfaction



Employee satisfaction **increased for the fifth consecutive year** (based on 2020 annual employee engagement survey results)

We Stand Together Initiative



Launched a company-wide initiative to enhance racial diversity, awareness and education within our Company and in our communities

Recognitions

- Bloomberg Gender-Equality Index Constituent (2019–2020)
- Nareit Diversity and Inclusion Recognition Award (2019)
- Great Place to Work Certified (2020)
- Orange County Business Journal Best Places to Work (2020)

Governance

Corporate Governance Highlights

- ✔ All director nominees, other than our CEO, are independent, including Independent Chairman
- ✔ Average Board tenure of six years
- ✔ Annual director elections with majority voting standard
- ✔ Annual Board and committee self-evaluations
- ✔ Board diversity, including four female directors and two racially/ethnically diverse directors
- ✔ Board oversight of corporate culture, human capital management, ESG and risk management

- ✔ Codes of Conduct for directors, employees and vendors
- ✔ Award-winning ESG reporting practices and annual standalone ESG Report
- ✔ Anti-hedging, anti-pledging and clawback policies
- ✔ Robust executive officer and director stock ownership guidelines
- ✔ Director term limit policy to ensure orderly Board refreshment
- ✔ Stockholder proxy access right reflecting market standard terms

Recognitions

- Corporate Secretary/IR Magazine Best Proxy Statement Nominee for leading transparent proxy disclosure (2020)
- Corporate Responsibility Magazine 100 Best Corporate Citizens List (2019–2020)
- Newsweek America's Most Responsible Companies List (2019–2020)
- Nareit Investor CARE Award (2020)

Human Capital Matters

Our employees represent our greatest asset, and as of December 31, 2020, we had 217 full-time employees. Our Board, through our Compensation and Human Capital Committee, has oversight of all human capital management, including corporate culture, diversity, inclusion, talent acquisition, retention, employee satisfaction, engagement and succession planning. We report on human capital matters at each regularly scheduled Board meeting and periodically throughout the year. The most significant human capital measures and objectives that we focus on in managing our business and our related human capital initiatives include the following:

Workforce Diversity	•	47% female employees and 39% racially or ethnically diverse employees as of December 31, 2020
	•	Launched our We Stand Together initiative, focused on enhancing racial diversity through education, awareness and outreach throughout our company and communities
Inclusion and Belonging	•	We promote a work environment that emphasizes respect, fairness, inclusion and dignity
	•	Completed belonging and inclusion training by 100% of active employees
Engagement	•	Annual employee engagement survey conducted through an independent third party
	•	Employee satisfaction increased for the fifth consecutive year in 2020
Training and Development	•	Annual employee training on our Code of Business Conduct and Ethics, as well as bi-annual training on unconscious bias and harassment prevention
	•	Provide training and development to all employees, focusing on career development, professional development and REIT and industry knowledge
Compensation and Benefits	•	Aim to apply merit-based, equitable compensation practices to attract, retain and recognize talent
Health, Safety and Wellness	•	Shifted to a remote work environment ahead of mandatory stay-at-home orders
	•	Provided employees with additional resources, including virtual tools and ergonomic equipment, to maximize work-from-home efficiency
Community Partnership	•	Partner with organizations that share our desire to support research, education and other activities related to healthcare, senior communities and disaster relief
	•	Contributed to several local community organizations

For additional information regarding our human capital matters, please visit our website at healthpeak.com/esg.

COVID-19 Update

During this unprecedented time, we have focused on the following objectives in managing and responding to the COVID-19 pandemic:

- Protecting our employees, tenants and operators with safety protocols
- Identifying, assessing and mitigating risks impacting our business and operations
- Communicating with transparency to our investors, employees and other key stakeholders
- Providing support to research, testing, treatment and relief efforts

Employee Health and Safety	•	Shifted to a remote work environment for the entire company ahead of shelter-in-place orders
	•	Provided employees with work-from-home resources, including virtual tools and ergonomic equipment
	•	No pandemic-related layoffs during 2020
Tenant Support	•	Approved numerous emergency space requests for triage, COVID-19 research trailers, and testing and blood drives, making space and parking lots available to tenants at no cost
Risk Management	•	Conducted comprehensive enterprise risk assessment in light of pandemic
	•	Took numerous steps to mitigate risks to business, portfolio and tenants
Stakeholder Engagement and Disclosure	•	Issued numerous business updates to provide transparent disclosure to investors
	•	Ongoing engagement with investors
Philanthropic and Charitable Support	•	Supported several organizations involved in humanitarian relief efforts relating to COVID-19

2020 Business Highlights

Financial Performance

$2.4B
Liquidity[1]

5.8x
Annualized Net Debt to Adjusted EBITDAre for the three months ended December 31, 2020[2]

$1.1B
Forward equity contracts settled

3.8%
Full-year total same-store portfolio cash net operating income growth[3]

$600M
Long-term senior unsecured notes issued, with proceeds used to refinance near-term debt

$4.3B
Senior housing dispositions announced or closed

[1] Liquidity as of December 31, 2020 and represents cash and cash equivalents plus undrawn capacity on Healthpeak's revolving credit facility.

[2] Net debt to adjusted pro-forma earnings before interest, taxes, depreciation and amortization for real estate ("Net Debt to Adjusted EBITDAre") is a non-generally accepted accounting principles ("GAAP") financial measure. For the definition and reconciliation to the most directly comparable GAAP measure, please see Appendix A.

[3] Same-store cash net operating income ("Same-Store NOI") is a non-GAAP financial measure. For the definition and reconciliation of Same-Store NOI to the most directly comparable GAAP measures, please see Appendix A

Portfolio Transformation

Our strategic transformation during the past several years to build an irreplaceable portfolio of quality assets with barriers to entry has been intentional and rapid. We have made tremendous progress improving the quality of our earnings, focusing our portfolio and reducing leverage. In 2020, our leadership made the strategic decision to exit our Senior Housing Operating (SHOP) and triple-net asset portfolios. The end result is the deliberate turnover of $18 billion in assets and the creation of an essentially new company that offers a unique investment opportunity that cannot be replicated by investments in pure-play REIT alternatives. The chart below shows how far we have come since we embarked on our repositioning initiatives in 2016.

WHERE WE WERE
2016[1]



- **15%** Life Science
- **19%** Medical Office
- **5%** CCRC
- **32%** Skilled Nursing/Other
- **29%** Senior Housing

WHERE WE ARE NOW
2021[2]



- 39% Medical Office
- 47% Life Science
- 11% CCRC
- 3% Other

[1] Represents 3Q 2016 cash net operating income ("Cash NOI") plus interest income as reported. Cash NOI is a non-GAAP financial measure. Hospital and CCRC segments shown to conform with 2021 presentation. For the definition and reconciliation of Cash NOI to the most directly comparable GAAP measure, see the section titled "Non-GAAP Financial Measures" in our Annual Report.

[2] Represents 4Q 2020 portfolio income pro forma to exclude assets held for sale and to reflect acquisitions, dispositions and operator transitions that occurred within the quarter as if they occurred on the first day of the quarter. Does not contemplate future acquisitions or future seller financing.

> **Over the past five years, our Life Science and Medical Office businesses have grown from 34% to 86% of our overall portfolio, as we have taken deliberate actions to exit non-core Senior Housing and skilled nursing facility assets while reinvesting proceeds into our growing Life Science, Medical Office and CCRC businesses.**

PROPOSAL 1:
Election of Directors



**Cypress Village, Jacksonville, FL
CCRC**

 **Our Board unanimously recommends a vote FOR each of the eight director nominees**

Based on the recommendations of the Nominating and Corporate Governance Committee (the "Governance Committee"), our Board has nominated our current eight directors for election at the Annual Meeting to serve until the 2022 annual meeting of stockholders and until their respective successors are elected and qualified or until their earlier death, resignation or removal. All of the nominees are current directors of the Company who were previously elected to the Board by our stockholders. Each director nominee has agreed to be named in this proxy statement and to serve, if elected.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee is unable or unwilling for good cause to serve, the proxy holders may vote their shares for a substitute nominee or for the balance of our Board, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on our Board.

Voting Standard

Majority Voting and Director Resignation Policy

Consistent with corporate governance best practices, our majority voting standard for director elections requires that a director nominee in an uncontested election receive a majority of the votes cast with respect to his or her election at the Annual Meeting (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee) to be elected to our Board. Our Board believes that the majority vote standard in uncontested elections strengthens the director nomination process and enhances director accountability.

We also have a director resignation policy in our Bylaws, which requires any nominee who fails to receive a majority of votes cast in an uncontested election to promptly submit his or her resignation. The Governance Committee would then consider the resignation and make a recommendation to our Board on whether to accept it or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for such decision, within 90 days of certification of the election results. We believe this process provides critical accountability to stockholders.

Director Qualifications, Skills and Experience

Our Governance Committee has determined that each of our director nominees possesses the qualifications, skills and experience to effectively oversee the Company's long-term business strategy. The matrix below indicates the number of our director nominees who possess each qualification, skill or experience.

Core Competencies

Our Board believes that all directors should possess certain core qualities that ensure their fitness to lead the Company, as described below. We believe that each of our directors possesses the following skills:

Strategic Oversight experience is essential to guiding our long-term business strategy.

Stockholder Advocacy supports our goals of strong Board and management accountability and alignment with stockholders' interests.

Leadership experience is important for driving positive change and developing leadership qualities in others.

Integrity and Ethics are paramount for ensuring the sound reputation and operation of the Company.

Additional Qualifications

In addition to the core competencies noted above, our Board believes that the Company will be best served by directors with a wide array of talents and perspectives to drive innovation, promote critical thinking and enhance discussion. Each of the following additional qualifications meaningfully adds to our Board's depth.

	T. HERZOG	B. CARTWRIGHT	C. GARVEY	R. GRIFFIN, JR.	D. HENRY	L. KENNARD	S. LEWIS	K. SANDSTROM	
Risk Oversight/Management Experience is critical to our Board's role in overseeing the risks facing the Company.	●	●	●	●	●	●	●	●	100%
Human Capital Management Experience is valuable in helping us attract, motivate and retain high-performing employees.	●	●	●	●	●	●	●	●	100%
Financial Expertise and/or Literacy is valuable in understanding and overseeing our financial reporting and internal controls.	●	●	●	●	●	●	●	●	100%
REIT/Real Estate Experience is helpful for understanding the Company's strengths and challenges specific to the real estate investment trust ("REIT") and real estate industries.	●		●	●	●	●	●	●	88%
Public Company Board/Committee Experience provides essential comparison points for operations and governance.	●	●	●	●	●	●	●		88%
Investment Expertise is important in evaluating our assets and portfolio as a whole.	●	●	●	●	●		●	●	88%
Public Company Executive Experience supports our management team through relevant advice and leadership.	●		●	●	●		●		63%
Legal/Regulatory Experience is relevant for ensuring oversight of management's compliance with U.S. Securities and Exchange Commission ("SEC"), New York Stock Exchange ("NYSE") and other regulatory requirements.	●	●	●	●		●	●		75%
Healthcare Industry Experience is important for understanding the Company's strengths and challenges specific to the healthcare industry.	●	●	●	●	●				63%

Director Nominees

Thomas M. Herzog, 58 — Chief Executive Officer, Director



Professional Experience
- Healthpeak's Chief Executive Officer and a member of the Board since January 2017, Executive Vice President and Chief Financial Officer from June 2016 to December 2016, and Executive Vice President and Chief Financial Officer from April 2009 to May 2011.
- Chief Financial Officer of UDR, Inc. (NYSE: UDR), a multifamily REIT, from January 2013 to June 2016.
- Chief Financial Officer at Apartment Investment and Management Company (NYSE: AIV), a multifamily REIT, from 2005 to 2009 and Chief Accounting Officer from 2004 to 2005.
- Chief Accounting Officer & Global Controller and Finance Technical Advisor roles for GE Real Estate from 2000 to 2004.
- Deloitte & Touche LLP audit department for 10 years, including a 2-year national office assignment in the real estate group.
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2015 to 2019.

Other Current Public Company Boards
- None

Director Since 2017
Healthpeak Committees
None

Qualifications
Mr. Herzog brings to our Board extensive executive experience in the REIT industry gained from his leadership roles at Healthpeak and two other publicly traded REITs. His knowledge of the Company's daily operations as our Chief Executive Officer and former Chief Financial Officer, an extensive background in corporate finance and real estate transactions, as well as an industry-wide perspective, all contribute to the leadership, implementation and execution of our business strategy.

- ⚠️ Risk Oversight/ Management
- 👥 Public Company Executive
- 📈 Financial Expertise and/or Literacy
- 💲 Investment Expertise
- 🏠 REIT/Real Estate
- 🏢 Public Company Board/ Committee
- 🩺 Healthcare Industry
- 👤 Human Capital Management
- 📜 Legal/Regulatory

Brian G. Cartwright, 73 — Independent Chairman of the Board



Professional Experience
- General Counsel of the U.S. Securities and Exchange Commission from 2006 to 2009.
- Senior Advisor at Patomak Global Partners, LLC, a regulatory consulting firm, since 2012.
- Senior Advisor at the law firm of Latham & Watkins LLP from 2009 to 2011. Partner, serving in various senior management positions, including as a member of its Executive Committee, from 1988 to 2005.
- Law clerk to Associate Justice Sandra Day O'Connor, United States Supreme Court from 1981 to 1982.
- Vice Chair of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2012.
- Former Director at Investment Technology Group (formerly NYSE: ITG), from 2016 to 2019.

Other Current Public Company Boards
- None

Director Since 2013
Healthpeak Committees
Governance (Chair)

Qualifications
Mr. Cartwright brings to our Board unparalleled and distinguished corporate governance, regulatory and legal experience, having previously served as General Counsel of the SEC, which provides valuable insight in his role as the Chairman of our Board. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding comprehensive issues faced by public companies. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC.

- ⚠️ Risk Oversight/ Management
- 📜 Legal/Regulatory
- 📈 Financial Expertise and/or Literacy
- 🏢 Public Company Board/Committee
- 💲 Investment Expertise
- 👤 Human Capital Management
- 🩺 Healthcare Industry

Christine N. Garvey, 75 Independent Director



Professional Experience
- Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004.
- Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. from 1999 to 2001.
- Group Executive Vice President at Bank of America from 1992 to 1998.
- Former Director of MUFG Americas Holdings Corporation from 2007 to 2018.
- Former Director at ProLogis, Inc. (NYSE: PLD), a REIT, and its predecessors from September 2005 to 2017.
- Former Director at MPG Office Trust, Inc. from 2008 to 2013.
- Former Director at Hilton Hotels Corporation (NYSE: HLT), from 2005 to 2007.

Other Current Public Company Boards
- Toll Brothers, Inc. (NYSE: TOL)

Director Since 2007
Healthpeak Committees
Compensation (Chair),
Governance

Qualifications

Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and committee member of other NYSE-listed companies, which provides strategic insight in her role as Chair of the Compensation Committee and a member of the Governance Committee.

 **Risk Oversight/ Management**

 **Public Company Board/ Committee**

 **Financial Expertise and/or Literacy**

 **Public Company Executive**

 **Investment Expertise**

 **Human Capital Management**

 **Legal/Regulatory**

 **REIT/Real Estate**

 **Healthcare Industry**

R. Kent Griffin, Jr., 51 Independent Director



Professional Experience
- Managing Director of PHICAS Investors since June 2016.
- President, Chief Operating Officer and Chief Financial Officer of BioMed Realty Trust, Inc. (formerly NYSE: BMR) from March 2006 to February 2015.
- Senior Vice President, investment banking division, Raymond James & Associates, Inc. from 2003 to 2006.
- Associate, investment banking division, J.P. Morgan Securities, Inc. from 1998 to 2003.
- Auditor, Arthur Andersen, LLP from 1992 to 1997.
- Member of the Board of Advisors at Pilot Mountain Ventures.
- Chairman of the Board of Directors for Charleston Waterkeeper (nonprofit).
- Member of the Board of Directors for Coastal Conservation League (nonprofit).
- Member of the Board of Directors for Clinwiki.org (nonprofit).
- Former Director at Tier REIT, Inc. (NYSE: TIER), from 2017 to 2019.

Other Current Public Company Boards
- Cousins Properties Inc. (NYSE: CUZ)

Director Since 2018
Healthpeak Committees
Audit (Chair), Investment

Qualifications

Mr. Griffin brings to our Board extensive real estate and corporate finance experience gained from his leadership roles, currently at PHICAS as a managing director and previously as the President, COO and CFO of BioMed Realty Trust, Inc. Mr. Griffin leverages his experience as an auditor at a major public accounting firm in his role as Chair of the Audit Committee, as well as his investment banking and corporate finance experience in his role as a member of the Investment and Finance Committee (the "Investment Committee").

 **Risk Oversight/ Management**

 **Public Company Board/ Committee**

 **Financial Expertise and/or Literacy**

 **Public Company Executive**

 **Investment Expertise**

 **Human Capital Management**

 **REIT/Real Estate**

 **Healthcare Industry**

 **Legal/Regulatory**

David B. Henry, 72 Independent Director



Professional Experience

- Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT, from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. President from November 2008 to August 2014.
- Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors from 1978 to 2001.
- Director of Fairfield County Bank, a private Connecticut mutual savings bank, and Starwood Real Estate Income Trust, a non-traded REIT.
- Serves on the real estate advisory boards of New York University, Bucknell College, Baruch College and Alto Real Estate Funds.
- Co-founder and director of Peaceable Street Capital, a private specialty finance company.
- Former Vice-Chairman of the Board of Governors, National Association of Real Estate Investment Trusts (Nareit).
- Former member of the Executive Board of the Real Estate Roundtable.
- Former Trustee and Chairman of International Council of Shopping Centers (ICSC).

Other Current Public Company Boards

- Tanger Factory Outlet Centers, Inc. (NYSE: SKT)
- Columbia Property Trust (NYSE: CXP)
- VEREIT, Inc. (NYSE: VER)

Director Since 2004
Healthpeak Committees
Investment (Chair), Governance

Qualifications

Mr. Henry brings to our Board substantial real estate investment experience gained from his management of real estate investments for significant public companies for more than 30 years, most recently as the former CEO and vice chairman of a publicly traded REIT, which provides our Board with a comprehensive understanding of the REIT industry and valuable insight as Chair of the Investment Committee and a member of the Governance Committee.

 Risk Oversight/ Management

 Public Company Board/ Committee

 Financial Expertise and/or Literacy

 Public Company Executive

 Investment Expertise

 Human Capital Management

 REIT/Real Estate

 Healthcare Industry

Lydia H. Kennard, 66 Independent Director



Professional Experience

- President and Chief Executive Officer of KDG Construction Consulting since June 2011.
- Principal of Airport Property Ventures, LLC since September 2007.
- Deputy Executive Director from 1994 to 1999 and Executive Director from 1999 to 2003 and 2005 to 2007 of Los Angeles World Airports.
- Founder and President of KDG Construction Consulting from 1980 to 1994.

Other Current Public Company Boards

- AECOM (NYSE: ACM)
- Freeport-McMoRan, Inc. (NYSE: FCX)
- Prologis, Inc. (NYSE: PLD)

Director Since 2018
Healthpeak Committees
Audit, Compensation

Qualifications

Ms. Kennard brings to our Board more than 40 years of executive and operational experience in real estate development and construction management. Additionally, having served on multiple company boards, she adds critical insights into operational requirements and challenges faced by public companies in her roles as a member of the Audit and Compensation Committees.

 Risk Oversight/ Management

 Financial Expertise and/or Literacy

 Public Company Board/ Committee

 REIT/Real Estate

 Human Capital Management

 Legal/Regulatory

Sara G. Lewis, 53 Independent Director



Professional Experience
- Founder and Chief Executive Officer of Lewis Corporate Advisors from 2009 to 2018.
- Executive Vice President and Chief Financial Officer of Washington Real Estate Investment Trust (NYSE: WRE) from 2002 to 2009, and Managing Director, Finance and Capital Markets from 2001 to 2002.
- Vice President, Finance and Investor Relations of Corporate Office Properties Trust (NYSE: OFC) from 1999 to 2001.
- Board Leadership Fellow of National Association of Corporate Directors since 2012.
- Member of the Board of Trustees of The Brookings Institution since 2016.
- Member of the Leadership Board and Governance Working Group of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness since 2015.
- Former member of the Public Company Accounting Oversight Standing Advisory Group.
- Certified Public Accountant and Chartered Financial Analyst.

Other Current Public Company Boards
- Sun Life Financial, Inc. (NYSE: SLF)
- Weyerhauser Company (NYSE: WY)

Director Since 2019
Healthpeak Committees
Audit, Compensation

Qualifications
Ms. Lewis brings to our Board a decade of boardroom experience and more than 20 years of corporate finance and capital markets experience. She has served on several public company boards, including as Audit Committee Chair and Presiding Director. Ms. Lewis has been part of the executive teams of several public real estate investment trusts, including as a chief financial officer, which complement her role as a member of the Audit Committee and Compensation Committee.

 **Risk Oversight/Management**

 **Financial Expertise and/or Literacy**

 **Public Company Executive**

 **REIT/Real Estate**

 **Human Capital Management**

 **Investment Expertise**

 **Public Company Board/Committee**

 **Legal/Regulatory**

Katherine M. Sandstrom, 52 Independent Director



Professional Experience
- Advisor to Heitman LLC from July 2018 to March 2019.
- Senior Managing Director and global head of Heitman LLC's Public Real Estate Securities business from 2013 to 2018.
- Several senior leadership positions at Heitman, LLC across multiple facets of the institutional real estate investment industry.
- Member of Global Management Committee, the Board of Managers and the Allocation Committee while at Heitman LLC.
- Certified Public Accountant.

Other Current Public Company Boards
- EastGroup Properties, Inc. (NYSE: EGP)

Director Since 2018
Healthpeak Committees
Audit, Compensation, Investment

Qualifications
Ms. Sandstrom brings to our Board more than 20 years of real estate finance and investment experience. She has extensive background overseeing buy-side investment teams for REIT securities, strategies and assets, which complements her role as a member of the Investment Committee. Ms. Sandstrom's background as a senior executive at Heitman LLC is beneficial in her role as a member of the Compensation Committee.

 **Risk Oversight/Management**

 **Human Capital Management**

 **Financial Expertise and/or Literacy**

 **REIT/Real Estate**

 **Investment Expertise**

Board Effectiveness and Strategic Evolution

Our Board believes that improving its effectiveness is an ongoing and integrated process that requires thoughtful planning, evaluation, recruitment and orderly rotation. Our Board continues to evolve and adapt in order to drive the Company's strategic direction. This ongoing process is outlined below.



① Director Selection
Identifying and Evaluating Director Nominee Candidates

The Governance Committee considers a variety of factors when reviewing potential nominees for our Board, including:

- Personal and professional integrity, ethics and values;
- Experience in our industry and other industries relevant to our operations, such as real estate, REITs, healthcare and corporate finance;
- Experience with relevant legal, regulatory and policy concerns;
- Experience as a board member of other public companies;
- The ability and willingness to commit adequate time to our Board and its committees;
- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;
- Whether the individual's skills and personality will complement and supplement those of the other members (and potential members) of our Board and are likely to be conducive to building a Board that is effective, collegial and responsive to the needs of the Company;
- Expertise in an area of Healthpeak's operations, such as financing strategy, risk management or human capital management;
- Practical and mature business judgment; and
- Independence from management and lack of relationships with our other directors and employees.



DIVERSITY The Governance Committee also considers diversity in gender, race, age, ethnicity, national origin and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspective on our Board as a whole, when identifying and selecting nominees. On an annual basis, as part of our Board's self-evaluation, our Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.

The Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee has in the past, and may again in the future, hire a search firm. The Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. For a description of the process for stockholders to recommend or nominate directors, see "Other Matters—2022 Stockholder Proposals and Director Nominations."

The Chair of the Governance Committee, or a member designated by the Chair, is responsible for overseeing the search and interview process. The Committee will provide progress updates to our Board and will meet to consider and recommend final director candidates to the entire Board. Our Board then determines, taking into account the recommendation of the Committee, which candidates to nominate or elect to fill a vacancy.

Nominee Independence Considerations

Our Board determined that all non-employee director nominees are independent according to NYSE listing standards. For a director to be considered independent under NYSE rules, our Board must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us), with certain types of relationships automatically disqualifying the director as independent. Our Board annually evaluates the independence of each non-employee director by considering any matters that could affect the director's ability to exercise independent judgment in carrying out his or her responsibilities. This evaluation includes any transactions or relationships between the director, members of his or her family and organizations with which that director or family members have an affiliation, on the one hand, and us, our subsidiaries and management, on the other hand.

Based upon its most recent review, our Board affirmatively determined that each of Mses. Garvey, Kennard, Lewis and Sandstrom and Messrs. Cartwright, Griffin and Henry is independent under the rules of the NYSE. We refer to these directors as the "Independent Directors." Our only non-independent director is our CEO, Thomas Herzog.

Proxy Access

Our Bylaws permit a stockholder, or group of up to 25 stockholders, owning at least 3% of our outstanding common stock continuously for three years to nominate up to the greater of two directors or a number of directors constituting up to 20% of our Board for inclusion in our proxy materials for an annual meeting of stockholders, subject to complying with the requirements contained in our Bylaws. For more information on using proxy access to nominate directors, see "Other Matters—2022 Stockholder Proposals and Director Nominations."



A stockholder or group of up to

25

stockholders



Owning at least

3%

of our shares



Continuously for

3

years



May nominate the greater of two nominees or

20%

of our Board

② Onboarding and Education

When a director joins our Board, management and the existing Board members provide an orientation to familiarize the new director with the Company's strategy, business and policies. This orientation typically includes meetings between the new director and senior management to review the Company's strategy, business plan and risk profile, as well as providing the new director with background material on the Company.

We encourage directors to attend director education programs relating to board responsibilities, corporate governance and/or substantive matters relevant to the Company. We provide a list of upcoming educational programs and conferences to our directors every quarter and reimburse all fees, costs and expenses of attendance. In 2020, several of our directors attended director education events covering topics including corporate governance, managing stakeholder interests and committee responsibilities, among other topics.

3 **Board Self-Evaluation**
Self-Evaluation Process

Our Board conducts an annual self-assessment aimed at enhancing its effectiveness. Our directors review areas where they feel our Board functions effectively and, importantly, areas where our Board believes there are opportunities for improvement, including through ongoing and orderly Board refreshment.



1 Planning

The Governance Committee, in consultation with our Chief Legal Officer, establishes a framework for the Board's self-evaluation based on the needs of the Board from time to time, as well as changes in corporate governance best practices.

2 Identify Discussion Topics

Our Independent Chairman works with our Chief Legal Officer to identify relevant topics for discussion, which evolve from year-to-year. The topics typically include, among others, Board composition and structure, business strategy and operations oversight, risk management, meeting materials and conduct, and interactions with management and advisors.

3 One-on-One Discussions

Our Independent Chairman conducts one-on-one discussions with each director using the identified evaluation topics as guidelines. These candid conversations allow for direct and honest feedback on any aspect of our Board's operations.

7 Ongoing

Our directors are encouraged to convey feedback to our Independent Chairman throughout the year. Good governance and monitoring is an ongoing process.

6 Follow Up

Policies, practices and the composition of our Board and its committees are modified, as determined appropriate, based on the evaluation findings.

5 Review and Reporting

Our Independent Chairman and Chief Legal Officer report the results of the evaluations to the Governance Committee. The full Board discusses the results in an executive session of our Board.

4 Peer Review

Our Chief Legal Officer separately discusses the Independent Chairman's performance with each director. This peer review allows for candid feedback on his performance and leadership.

Self-Evaluation Action Items

Our Board took the following actions in response to the 2020 and 2021 Board self-evaluations, reflecting our Board's commitment to refreshment and improvement:

- Revised Board refreshment policy (as described below)
- Codified ESG oversight in the Governance Committee Charter

4 **Director Refreshment**
15-Year Term Limit Policy

As part of its commitment to refreshment, the Board previously adopted a mandatory director retirement age of 75. Since 2017, a majority of our Board has been refreshed, resulting in a reduction of our average director tenure from 13 years to approximately 6 years. Recognizing that three directors were scheduled to retire in the next four years under the mandatory age retirement policy, which would have resulted in a refreshment of nearly the entire Board in less than ten years, our Board determined to replace the mandatory director retirement age policy with a 15-year term limit, with the former policy continuing to apply to Mr. Henry until his expected retirement from the Board in 2024. We believe updating our director retirement policy to a 15-year term limit policy allows us to continue orderly Board refreshment while allowing for a cohesive Board and diversity of skills, experiences and tenures.

Under the new 15-year term limit policy, directors will not be nominated for election to the Board if they have served on the Board for more than 15 years at the time of their election or appointment. On the recommendation of the Governance Committee, the Board, by majority vote and on an annual basis, may waive the term limit if the Board deems such waiver to be in the best interests of the Company.

Corporate Governance

Board and Stockholder Meeting Attendance

Our Board's primary responsibility is to oversee the long-term health and success of our business on behalf of stockholders. In order to effectively carry out that duty to stockholders, our Board commits a substantial amount of time and attention throughout the year to the most significant aspects of our business. Directors are expected to, and do, ask challenging questions of management.

Our policy is that directors should make every effort to attend all meetings of our Board and the annual meeting of stockholders, as well as all meetings of Board committees for which they are members. Our director nominees are committed to their responsibilities and are highly engaged, as demonstrated by their attendance, on average, at more than 99% of 2020 Board and committee meetings. No director attended less than 75% of the aggregate number of meetings of our Board and the committees on which the director served in 2020. All of our directors nominated for election at the Annual Meeting attended the 2020 annual meeting of stockholders.

2020 ANNUAL STOCKHOLDER MEETING ATTENDANCE

100%

2020 BOARD AND COMMITTEE MEETING ATTENDANCE

Board	99%	Governance	100%	
Audit	100%	Investment	100%	
Compensation	100%			

Corporate Governance Highlights

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability for our stockholders. Based on investor feedback on our governance practices, along with our ongoing evaluation of best practices, we made a number of governance and disclosure enhancements in recent years.



2020
- Updated the independent director retirement policy to reflect a 15-year term limit policy instead of a mandatory retirement age
- Aligned our ESG disclosure with the Task Force on Climate-Related Financial Disclosure (TCFD) and Sustainability Accounting Standards Board (SASB) reporting standards

2019
- Appointed a new independent female director following retirement of two directors
- Reduced average director tenure from approximately 9 years to approximately 5 years
- Adopted a 1-year post-vesting holding period for equity awards
- Eliminated tax gross-up payments for executive perquisites

2018
- Appointed an Independent Chairman of the Board
- Appointed three new independent directors, including two female directors, one of whom is also racially diverse
- Adopted a mandatory retirement age policy for directors to promote director refreshment
- Adopted a 1-year minimum vesting period for equity awards
- Added human capital management oversight to the responsibilities of the Compensation Committee

2017
- Opted out of Maryland Unsolicited Takeovers Act provisions, which otherwise would allow a staggered board without stockholder approval
- Adopted a majority voting standard for stockholder bylaw amendments
- Amended the Governance Committee charter to better reflect our Board's commitment to identifying diverse director candidates

Corporate Governance Policies

CORPORATE GOVERNANCE GUIDELINES	Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, our Board's standing committees, stockholder communications with our Board, expectations and continuing education for directors, succession planning and Board and committee self-evaluations.
CODES OF BUSINESS CONDUCT AND ETHICS	• Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees, as well as a Vendor Code of Business Conduct and Ethics (the "Vendor Code", and together with the Code of Conduct, the "Codes of Conduct") that applies to our vendors and business partners. • The Codes of Conduct represent an integral part of our commitment to the highest ethical standards, and are aimed at ensuring that our directors, employees and vendors work collectively to uphold those standards. The Board reviews the Codes of Conduct annually. • We provide annual training to all of our employees, with 100% participation by active employees. • The Codes of Conduct address, among other things, labor practices and human rights, health and safety, environmental sustainability, conflicts of interest, corporate opportunities, confidential information, competition and fair dealing, including relationships with customers and suppliers, gifts, protection of Company assets and compliance with laws. • The Code of Conduct also serves as the code of ethics required under applicable SEC rules for our senior financial officers. • Waivers of, and amendments to, our Code of Conduct that apply to our directors and executive officers will be timely posted on our website at healthpeak.com/esg/governance to the extent required by applicable SEC and NYSE rules. There were no such waivers in 2020. There were no reported violations under the Codes of Conduct in 2020.
WHISTLEBLOWER HOTLINE	• Our officers, employees, vendors and business partners are encouraged to report any violations of our Codes of Conduct through our secure whistleblower hotline. • The whistleblower hotline is operated by an independent service provider and is available for the anonymous submission of complaints regarding accounting, internal controls, auditing matters or other concerns regarding the conduct of Healthpeak's employees, representatives or business partners. • Any matter reported through the whistleblower hotline and determined not be frivolous or immaterial is reviewed by our Audit Committee Chair and, in certain cases, our Chief Legal Officer, head of Human Resources and/or our head of Internal Audit, and investigated and discussed with our Audit Committee and/or full Board. There were no complaints reported through the whistleblower hotline in 2020.
RELATED PERSON TRANSACTIONS POLICIES AND PROCEDURES	• Our Chief Legal Officer and CEO initially review potential related person transactions for materiality and then provide them to the Audit Committee for review and approval, as appropriate. • For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executives officers, 5% or greater stockholders or any of their respective immediate family members has a direct or indirect material interest. • Under the Audit Committee Charter and our Related Person Transactions Policy, any related person transactions brought to the Audit Committee's attention, which could reasonably be expected to have a material impact on our financial statements, must be discussed among the Audit Committee, management and Healthpeak's independent auditor. • In determining whether to approve or reject a related person transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction. There were no related person transactions identified for 2020.

Where to find our Corporate Governance Documents

We encourage you to view the following corporate governance materials on our website at healthpeak.com/esg/governance:

- Board Committee Charters
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Vendor Code of Business Conduct and Ethics

Risk Oversight

Our Board believes that effective risk management involves our entire corporate governance framework. Both management and our Board have key responsibilities in managing risk throughout the Company, as shown below. Oversight of risks inherent in their respective areas of oversight are delegated to the various Board committees, with each committee reporting to our Board at each regular Board meeting. Our Board believes that this structure is conducive to its risk oversight process.

Risk Oversight Responsibilities

Board Responsibilities

- Overall oversight of the risk management process
- Development of business strategy and major resource allocation
- Leadership of management succession planning
- Business conduct and compliance oversight
- Receives regular reports from Board committees on specific risk oversight responsibilities
- Oversight of ESG matters

AUDIT COMMITTEE

- Oversight of enterprise risk management activities, including information security
- Oversight of the staffing and performance of internal audit function
- Oversight of integrity of financial statements and internal control over financial reporting
- Responsible for the appointment, compensation and oversight of independent registered public accounting firm

COMPENSATION COMMITTEE

- Oversight of compensation-related risks and overall philosophy
- Oversight of human capital matters, including succession planning, talent development, recruitment and retention

GOVERNANCE COMMITTEE

- Overall corporate governance leadership
- Provides recommendations regarding Board and Committee composition
- Oversight of corporate governance and ESG matters

INVESTMENT COMMITTEE

- Overall investment oversight
- Overall oversight of finance requirements, plans and strategies

Management Responsibilities

- Identify material risks
- Implement appropriate risk management strategies
- Integrate risk management into our decision making process
- Ensure that information with respect to material risks is transmitted to senior executives and our Board

RISK AREAS

- Strategic
- Reputational
- Financial
- Legal, regulatory and compliance
- Operational
- Financial reporting and internal control
- Information systems and cybersecurity
- Human capital matters
- ESG/sustainability

Stockholder Engagement and Communications with the Board

We engage in proactive outreach to discuss governance and compensation topics of interest to our stockholders. We believe that ongoing dialogue with our stockholders is a critical component of responsive and transparent corporate governance. Stockholder feedback has been instrumental in structuring our executive compensation program, as well as enhancing our corporate governance practices. The following graphic illustrates our annual cycle of stockholder outreach:



1

Throughout the Year

- Preview ESG, corporate governance and compensation issues and plans with stockholders through proactive off-cycle engagement
- Request feedback on performance, programs and evolving trends from stockholders

2

Before Annual Meeting

- Discuss stockholder feedback directly with the Board and consider actions in response to feedback
- Solicit support for Board voting recommendations
- Monitor voting results

4

After Annual Meeting

- Consider voting results and potential actions in response
- Review ESG and governance trends and stockholder issues for upcoming year

3

Annual Meeting of Stockholders

- Stockholders vote on issues such as directors, say-on-pay and auditor ratification
- Engage with stockholders in open forum

2020 Stockholder Engagement

We are committed to regular stockholder engagement and solicited our stockholders' views on financial performance, executive compensation, governance, ESG, human capital management and other issues in 2020. The following is a summary of our outreach efforts and results:

Outreach

- Eight non-deal roadshows, with approximately 100 investors in attendance
- Nine industry investor conferences and numerous one-on-one meetings
- Issued several business updates at the onset of the pandemic to provide real-time information to investors

Focus Areas

- COVID-19 efforts, including proactive balance sheet and liquidity management, and employee and tenant safety measures
- Our repositioning strategy to exit our SHOP and triple-net asset portfolios
- Effective execution of our strategy by our executive management team members
- Challenges in our senior housing segment
- ESG matters, such as diversity, sustainability, and governance
- Executive compensation

Key Takeaways – What We Heard

- Investors value transparency in explaining our repositioning transactions and the related impact on earnings
- Investors are encouraged by the proactive steps we have taken to manage our balance sheet and preserve liquidity, as well as the rapid progress we have made in our strategic decision to exit our SHOP and triple-net asset portfolios
- Investors have been supportive of our senior leadership team's strategy execution
- Investors praised our leading ESG practices and related disclosure

What We Did In Response

- Continued proactive stockholder engagement
- Continued our leading transparent disclosure practices through our public filings, website disclosure and supplemental reports

Communicating with the Board

If you wish to contact members of our Board, the Chairman of the Board, any Board committee, or our Independent Directors as a group, you may send written correspondence to our Corporate Secretary at Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237. Please clearly note the name(s) of any specific intended Board recipients. If you are a stockholder, please also provide documentation of share ownership and appropriate contact information in all correspondence. Our Corporate Secretary will process and direct your communication to the appropriate member(s) of our Board, other than items unrelated to our Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items (at their request). This centralized process assists our Board in reviewing and responding to stockholder and interested party communications in a more efficient manner.

ESG Initiatives

Our Board believes that integrating ESG initiatives into our strategic business objectives is critical to our long-term success. Through our integrated and ongoing approach to sustainability, we seek to drive positive change and create value for our stakeholders.

Integrated Approach to ESG

- Our **Board** oversees all ESG matters and receives quarterly updates regarding strategy, goals, performance metrics, opportunities and risks, initiatives and related results.
- The **Governance Committee** oversees our adherence to corporate governance best practices, including formal oversight of ESG matters pursuant to its charter.
- The **Compensation Committee** has oversight over human capital matters, including diversity, inclusion, retention, succession planning and executive compensation pursuant to its charter.
- The **ESG Committee** consists of employees across functional areas and from nearly all professional levels, and is led by Thomas M. Klaritch, our Chief Development and Operating Officer, and Troy E. McHenry, our Chief Legal Officer. The ESG Committee meets at least quarterly to review, implement and oversee ESG strategy, initiatives and best practices.
- The **Social Responsibility Committee** is comprised of employees who are passionate about our philanthropic and charitable activities and meets at least quarterly to review and approve community engagement and charitable giving initiatives and is led by Lisa A. Alonso, our Chief Human Resources Officer.



Engage

Proactive engagement with stakeholders to determine areas of focus and gauge our performance



Develop and Execute

Utilize results of stakeholder engagement process to develop and execute strategic ESG initiatives



Report

Publish annual ESG Report in accordance with the GRI, SASB and TCFD standards, featuring transparent disclosure of ESG initiatives and results

2020–2021 Key ESG Initiatives

- Publish our tenth annual ESG Report in accordance with GRI, SASB and TCFD standards
- Continue implementing our long-term science-based GHG emissions reductions targets
- Enhance reporting on environmental metrics for properties outside of our operational control (Scope 3)
- Continue focusing on diversity and inclusion initiatives, including our We Stand Together initiative to enhance racial diversity, awareness and education within our company and in our communities
- Enhance supply chain and vendor ESG performance monitoring
- Incorporate an ESG category in the executive 2021 short-term incentive plan to underscore the importance of ESG as part of our overall strategy

ESG Focus Areas

Informed by internal assessments and stakeholder engagement, we prioritize the ESG initiatives that we believe matter most to our business and stakeholders, keeping in mind our operational level of control with respect to our properties. Our areas of focus include the following:

Key Performance Indicators


Environmental Responsibility and Operational Eco-efficiency

- Efficient buildings to generate savings
- Proactive green strategies


Governance Initiatives

- Best-in-class corporate governance practices
- Transparency
- Risk management
- Ethics and compliance


Social Responsibility

- Human capital management to attract and retain best-in-class talent, including diversity, inclusion, retention and succession planning
- Employee engagement
- Community engagement


Value Creation and Economic Performance

- Utility savings and increased rental income
- Tenant satisfaction, attraction and market credibility
- Sustainable returns

We are consistently recognized for our ESG initiatives and disclosure. See "Proxy Summary—ESG Highlights" for a summary of our most recent awards. To learn more about our ESG efforts, including our many accolades and industry leadership, please view our ESG Report at healthpeak.com/esg.

Human Capital Management

Our Board was an early adopter of board-level human capital management oversight and formally amended the Compensation Committee Charter in 2018 to memorialize its oversight of human capital matters. Our Board believes that human capital management is vital to the Company's organizational health and is strongly committed to diversity and equal opportunity, with the tone set from the top. The Compensation Committee has oversight over all human capital matters, including culture, diversity, inclusion, talent acquisition, retention, employee satisfaction and engagement, and succession planning. See "Proxy Summary—Human Capital Matters" for a summary of some of our most significant human capital initiatives in 2020.

EMPLOYEE DIVERSITY (AS OF 12/31/2020)


53% Male — **47%** female


61% White — **39%** Racially/Ethnically Diverse

EMPLOYEE SATISFACTION


Employee satisfaction increased for the fifth consecutive year (based on 2020 annual employee engagement survey results)

EMPLOYEE SAFETY AND WELL-BEING


Shifted to a remote work environment ahead of stay-at-home orders and provided employees with technology and ergonomic support to maximize efficiencies in a healthy and safe manner

Management Succession Planning

Our Board is responsible for attracting, retaining and incentivizing a high-performing management team. Our Board, with the assistance of the Compensation Committee, reviews management development and succession planning activities to help ensure that top management positions, including the CEO position, can be filled without undue interruption. High-potential leaders are given exposure and visibility to Board members through formal presentations at Board and committee meetings, as well as through informal events.

Board Leadership Structure

Independent Chairman

Brian G. Cartwright serves as our Independent Chairman of the Board. Our Chairman actively manages our Board by:

- Presiding at all meetings of our Board
- Establishing the agenda for each Board meeting in consultation with our management team
- Calling and presiding at executive sessions of the non-employee directors
- Engaging with management on topics discussed in executive session as needed

Executive Sessions

The Independent Directors hold regular executive sessions to provide an opportunity to discuss matters without Company management present, including our CEO. These executive sessions allow for candid conversations and promote the independence of our Board from management. Executive sessions often follow regularly scheduled Board and committee meetings, but are also sometimes held independently of regular Board and committee meetings. Any Independent Director may call an executive session.

Board Committees

Our Board has a standing Audit Committee, Compensation and Human Capital Committee, and Nominating and Corporate Governance Committee, each of which has a written charter available on our website at healthpeak.com/esg/governance. Our Board also has a standing Investment and Finance Committee to review Healthpeak's potential investments, financing requirements and related capital structure, plans and strategies.

As a corporate governance best practice, the Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. The table below shows the current membership of the standing committees of our Board and the number of meetings held by each in 2020. Mr. Herzog does not and will not serve on any Board committees.

COMMITTEE MEMBERSHIP	AUDIT	COMPENSATION	GOVERNANCE	INVESTMENT
Brian G. Cartwright			Chair	
Christine N. Garvey		Chair	Member	
R. Kent Griffin, Jr.	Chair			Member
David B. Henry			Member	Chair
Lydia H. Kennard	Member	Member		
Sara G. Lewis	Member	Member		
Katherine M. Sandstrom	Member	Member		Member
Total Meetings in 2020	5	3	4	2
Average Meeting Attendance	100%	100%	100%	100%

● Chair   ● Member

The following pages summarize the composition and responsibilities of each of the Audit, Compensation, Governance and Investment Committees.

Audit Committee

Current Members



R. Kent Griffin, Jr., Chair*
Lydia H. Kennard
Sara G. Lewis*
Katherine M. Sandstrom*

**All Independent
*NYSE/SEC
Financial Expert**

Key Member Skills
- High level of financial experience
- Senior leadership experience
- Risk oversight/ management experience

2020 Highlights
- Reviewed portfolio and operational risk management plans
- Assessed information security risk management plan
- Oversaw use of non-GAAP financial measures and other accounting policies

Responsibilities
- Oversee independent auditor
- Oversee annual assessment of internal controls and the internal audit function
- Review independence, performance and quality control procedures of independent auditor
- Oversee financial statement and internal control integrity and process, including implementation of new accounting standards
- Plan annual audit with management, independent auditor and internal audit team
- Communicate with independent auditor regarding conduct of the audit and other matters, including review of critical audit matters and issues encountered during the annual audit
- Pre-approve audit and non-audit services to be provided by the independent auditor
- Oversee legal and regulatory compliance and enterprise risk management activities
- Oversee information security risk assessment and mitigation strategy
- Review strategy for use of swaps or derivative instruments for hedging risks
- Review quarterly and annual financial statements and related disclosures
- Review related person transactions

Compensation and Human Capital Committee

Current Members



Christine N. Garvey, Chair
Lydia H. Kennard
Sara G. Lewis
Katherine M. Sandstrom

All Independent

Key Member Skills
- Senior leadership experience
- Human capital management

2020 Highlights
- Provided oversight of and guidance on human capital matters
- Made 2020 compensation determinations based on approved 2020 compensation plans
- Established 2021 executive compensation plans and approved compensation of management team members

Responsibilities
- Approve corporate goals and objectives for executive compensation
- Determine executive officer compensation
- Evaluate executive officer performance annually in connection with compensation decisions
- Review director compensation and recommend changes to our Board
- Periodically review all annual cash incentive, equity incentive, deferred compensation and change-in-control plans
- Assess risks related to compensation arrangements
- Consider results of stockholder advisory vote on executive compensation
- Review and discuss with management the compensation discussion and analysis, and recommend to our Board whether it be included in the annual proxy statement
- Review and approve independent compensation consultant engagement
- Oversee human capital matters, including diversity, inclusion, talent acquisition and retention, culture and employee engagement, and succession planning
- Grant equity awards or delegate such authority to a subcommittee (the Compensation Committee has delegated authority to Mr. Herzog to grant certain equity awards to non-executive employees within certain limits)

For information on the role of our Chief Executive Officer in executive compensation decisions for our other executive officers, as well as the role of FPL Associates, L.P. ("FPL Associates"), see "Compensation Discussion and Analysis"

Nominating and Corporate Governance Committee

Current Members



Brian G. Cartwright, Chair
Christine N. Garvey
David B. Henry

All Independent

Key Member Skills
- Legal/regulatory experience
- Public company executive/Board experience
- Risk oversight/ management experience

2020 Highlights

- Updated director retirement policy to ensure orderly Board refreshment
- Oversaw numerous ESG initiatives

Responsibilities

- Identify qualified candidates as potential Board members
- Recommend candidates for election at annual stockholder meeting and to fill Board vacancies
- Oversee annual Board and committee evaluation process
- Review performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities
- Develop and oversee Corporate Governance Guidelines applicable to our Board
- Oversee corporate governance and ESG matters
- Review Codes of Conduct and the enforcement procedures in place at least annually

Investment and Finance Committee

Current Members



David B. Henry, Chair
R. Kent Griffin, Jr.
Katherine M. Sandstrom

All Independent

Key Member Skills
- REIT/real estate experience
- Public company executive/Board experience
- Investment expertise

2020 Highlights

- Conducted review of corporate strategy
- Reviewed and advised on significant transactions
- Advised on debt financings and capital markets activity

Responsibilities

- Review and recommend to our Board any material changes to our capital structure, including credit facilities, equity, debt and other financings, and related principal banking relationships
- Review our financing requirements, plans and strategies

Director Compensation—2020

Annual Compensation

In consultation with FPL Associates, the Compensation Committee's independent compensation consultant, the Committee bi-annually reviews our director compensation program for continued alignment with comparable companies and sound governance practices. As part of this review, FPL Associates performs a benchmarking analysis of our director compensation program against our proxy peer companies identified on page 52. The Board determined not to make any changes to director compensation in 2020.

Compensation paid to our Independent Directors for services in 2020 is described below. Mr. Herzog, our CEO and a director, received no separate compensation for his services as a director of the Company in 2020.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION



$85,000 Annual Cash Retainer

$160,000 Annual Equity Retainer

ADDITIONAL ANNUAL CASH COMPENSATION

Independent Chairman: $110,000

Audit Committee
- Chair – $35,000
- Member – $15,000

Compensation Committee
- Chair – $30,000
- Member – $7,500

Governance Committee
- Chair – $15,000
- Member – $5,000

Investment Committee
- Chair – $20,000
- Member – $5,000

Cash Compensation

We pay an annual cash retainer of $85,000 to each director, as well as an additional annual cash retainer of $110,000 to our Independent Chairman and committee fees as set forth in the table above. We also pay directors an additional $1,500 per meeting fee for each Board or individual committee meeting they attend beyond 10 meetings of our Board or that committee, as applicable, in a given calendar year (for example, for each Audit Committee meeting after 10 Audit Committee meetings in one calendar year). In 2020, there were five such additional meetings and we paid directors, on average, $7,500 each in additional meeting fees.

All cash retainers are paid quarterly and prorated based on the number of days that a member serves in the applicable capacity. We also reimburse Independent Directors for director education and reasonable travel expenses in connection with their Board duties.

Equity Compensation

We grant an annual equity retainer in restricted stock units ("RSUs") with a grant date fair value of $160,000, rounded up to the nearest whole share, to each Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting. The award for a new Independent Director who is initially appointed other than at an annual meeting may be pro-rated. Each Independent Director was granted an annual equity award in the form of RSUs with a grant date fair market value of $160,003 on April 30, 2020. The RSUs cliff-vest in full on the earlier of the first anniversary of the grant date, the Company's next annual meeting of stockholders, or the termination of the Independent Director's service due to death, disability or a retirement from the Board at age 65 with at least five years of service or age 60 with at least 15 years of service. The awards are subject to forfeiture if the Independent Director's service terminates for any other reason.

The Compensation Committee believes that the 1-year cliff vesting promotes retention during the year in which the award is granted and provides for an earlier alignment of interests with stockholders when compared to a 3-year vesting period. Additionally, 1-year cliff vesting reflects our Board's view that shorter vesting periods encourage director independence and objectivity.

2020 Independent Director Compensation

The following table summarizes the compensation of the Independent Directors for the fiscal year ended December 31, 2020.

NAME (a)	FEES EARNED OR PAID IN CASH ($) (b)	STOCK AWARDS ($)[1] (c)	TOTAL ($) (h)
Brian G. Cartwright	211,500	160,003	371,503
Christine N. Garvey	120,000	160,003	280,003
R. Kent Griffin, Jr.	126,500	160,003	286,503
David B. Henry	111,500	160,003	271,503
Lydia H. Kennard	109,000	160,003	269,003
Sara G. Lewis	93,496	160,003	253,499
Katherine M. Sandstrom	114,000	160,003	274,003

[1] RSUs issued pursuant to the 2014 Performance Incentive Plan (the "2014 Plan"). The value in the stock award column represents the aggregate grant date fair value of RSUs awarded to the director in the fiscal year, computed in accordance with FASB ASC Topic 718—Compensation. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 15—Compensation Plans to the Consolidated Financial Statements included in our Annual Report. As of December 31, 2020, each of our Independent Directors held 6,121 unvested RSUs.

Director Compensation Policies and Plans

Director Stock Ownership Guidelines

Independent Directors are required to accumulate and hold shares of Healthpeak stock (including RSUs) equal in value to at least five times the amount of the annual cash retainer for Independent Directors. The guidelines are effective on the first May 15 that occurs more than five years after an Independent Director first becomes a member of our Board. Once subject to the guidelines, an Independent Director's level of stock ownership will be reviewed annually on May 15 for as long as the director remains in office. All of our Independent Directors for whom the guidelines had become effective as of May 15, 2020, satisfied our director stock ownership guidelines as of that date.

Director Deferred Compensation Plan

We maintain a deferred compensation plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan generally are payable in cash as a lump sum, in monthly installments, or a combination of both, as elected by the director, upon the termination of the director's service on our Board, the director's death or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus 1%, or (ii) a stock credit account wherein the deferrals are treated as if invested in our common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in our stock price.

Non-Employee Director Stock-For-Fees Program

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer and meeting fees in the form of shares of our common stock in lieu of payment in cash. The election will apply to the elected amount of such fees that would otherwise be paid in cash, commencing with the fiscal quarter after the election is made. Shares will be issued as soon as practicable after we pay an ordinary cash dividend to our stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares issued will be determined by dividing the amount of the fees by the average closing price of our common stock for the 10 trading days immediately preceding the relevant dividend payment date.

Our Executive Officers



Director Since: 2017

Thomas M. Herzog, 58   Chief Executive Officer

Mr. Herzog is our Chief Executive Officer and a member of our Board of Directors. He previously served as President and Chief Executive Officer from January 2017 until December 2019 and Executive Vice President and Chief Financial Officer from June 2016 to December 2016, a role he formerly held from April 2009 to May 2011. Before joining Healthpeak, Mr. Herzog was Chief Financial Officer of UDR, Inc. (NYSE: UDR) from January 2013 until June 2016. Prior to joining UDR, he served in various Chief Financial Officer and Chief Accounting Officer roles in the real estate industry, along with a decade at Deloitte & Touche LLP.



Scott M. Brinker, 44   President and Chief Investment Officer

Mr. Brinker has been our President and Chief Investment Officer since January 2020. He previously served as Executive Vice President and Chief Investment Officer from March 2018 until December 2019. Before joining Healthpeak, Mr. Brinker was at Welltower Inc. (NYSE: WELL), a healthcare REIT, most recently as its Executive Vice President and Chief Investment Officer from July 2014 to January 2017. He was Executive Vice President – Investments from February 2012 to July 2014, and worked in various other investment and portfolio management-related capacities after joining Welltower in July 2001.



Peter A. Scott, 41   Executive Vice President and Chief Financial Officer

Mr. Scott has been our Executive Vice President and Chief Financial Officer since February 2017. Prior to joining Healthpeak in February 2017, Mr. Scott served as a Managing Director, Real Estate Banking Group of Barclays, a financial services firm listed on the London Stock Exchange, from 2014 to 2017. His experience also includes various positions of increasing responsibility at the financial services firms Credit Suisse from 2011 to 2014, Barclays from 2008 to 2011 and Lehman Brothers from 2002 to 2008.



Thomas M. Klaritch, 63   Executive Vice President, Chief Development and Operating Officer

Mr. Klaritch has been our Executive Vice President, Chief Development and Operating Officer since August 2017. He previously served as Executive Vice President — Medical Office Properties from April 2008 to August 2017, and as Senior Vice President — Medical Office Properties from October 2003 to April 2008. Prior to joining Healthpeak, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a company that owned, operated and developed healthcare real estate (Healthpeak acquired MedCap Properties LLC in October 2003). He has 37 years of operational and financial management experience in the medical office and hospital sectors. Mr. Klaritch is a Fellow in the Healthcare Financial Management Association. He is also a certified public accountant (inactive).



Mr. McHenry identifies as African American

Troy E. McHenry, 48   Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

Mr. McHenry has been our Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary since February 2016. He previously served as Senior Vice President - Legal, HR and Assistant Corporate Secretary from July 2013 to February 2016, and as Vice President, Corporate Counsel and Assistant Corporate Secretary from December 2010 to July 2013. Prior to joining Healthpeak, Mr. McHenry was with MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, from 2005 to 2010 as Vice President, Deputy General Counsel and Assistant Corporate Secretary. Prior to that, he was Associate General Counsel at Boyd Gaming Corporation (NYSE: BYD), a gaming and hospitality company, from 2004 to 2005. Mr. McHenry was also a senior associate with the law firm of DLA Piper (formerly Gray Cary) from 2001 to 2004. He is a military veteran and previously served as an officer (First Lieutenant) in the U.S. Army.



Lisa A. Alonso, 44   Executive Vice President and Chief Human Resources Officer

Ms. Alonso has been our Executive Vice President and Chief Human Resources Officer since January 2020. She joined Healthpeak as a Manager – Human Resources from November 2014 to April 2015 and went on to serve as a Director – Human Resources from April 2015 to December 2015, Vice President – Human Resources from January 2016 to January 2018 and Senior Vice President – Human Resources from February 2018 to December 2019. Prior to joining Healthpeak, Ms. Alonso served as Director of Human Resources/HR Business Partner at The Irvine Company's Resort at Pelican Hill from April 2013 to July 2014. Prior to that, she served as Vice President of Human Resources and Director of Recruiting and Training at California First National Bancorp (Nasdaq: CFNB) from February 2003 to March 2013.



Shawn G. Johnston, 41   Executive Vice President and Chief Accounting Officer

Mr. Johnston has been our Executive Vice President and Chief Accounting Officer since February 2019. He previously served as Senior Vice President and Chief Accounting Officer from August 2017 until February 2019. Prior to joining Healthpeak in August 2017, Mr. Johnston served as Vice President — Chief Accounting Officer of UDR, Inc. (NYSE: UDR), a multifamily real estate investment trust, from March 2016 to August 2017, and Vice President — Controller from September 2013 until March 2016. He also served as Interim Principal Financial Officer of UDR from June 2016 through December 2016. From August 2010 to August 2013, Mr. Johnston served as Chief Accounting Officer at American Residential Communities LLC, a residential real estate company. Prior to that, he served in the Ernst & Young LLP Audit Department, specializing in real estate, from October 2002 to August 2010.



Jeffrey H. Miller, 61   Executive Vice President — Senior Housing

Mr. Miller has been our Executive Vice President – Senior Housing since January 2020. He previously served as Senior Vice President – Senior Housing Asset Management from November 2018 to December 2019. Prior to joining Healthpeak, Mr. Miller served as Chief Operating Officer at Welltower, Inc. (NYSE: WELL), a healthcare REIT, from July 2014 to January 2017, and General Counsel from July 2004 to July 2014. He was a partner at the law firm Shumaker, Loop & Kendrick, LLP from 1996 to 2004, where he represented a broad range of clients in corporate and real estate matters.



PROPOSAL 2:

Approval
of 2020 Executive Compensation on an Advisory Basis

The Towers at Sierra Point, San Francisco, CA
Life Science

 **Our Board unanimously recommends a vote FOR approval of 2020 executive compensation on an advisory basis**

Advisory Resolution

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say-on-pay"). Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

RESOLVED, that the stockholders APPROVE, on an advisory basis, the compensation paid to the NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables, and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote FOR this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

✔ Aligning compensation with stockholder interests

✔ Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance criteria, including future relative TSR as a significant component

✔ Attracting, motivating and retaining key employees with outstanding talent and ability

✔ Discouraging excessive risk-taking by balancing short- and long-term compensation with a mix of cash and equity incentives

✔ Paying for performance, with a meaningful portion of compensation tied to the Company's strategic and financial goals

✔ Promoting long-term stockholder value creation

Voting Standard

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, Healthpeak, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that the next advisory vote on executive compensation will be held at the 2022 annual meeting of stockholders.

Letter from Our Compensation and Human Capital Committee

Dear Stockholder,

As the members of the Compensation and Human Capital Committee, we are responsible for overseeing the design and implementation of a competitive executive compensation program that furthers the interests of stockholders and demonstrates strong pay-for-performance alignment. This responsibility includes listening to and considering your views on executive compensation.

The Compensation Discussion and Analysis, or CD&A, that follows describes what we pay, why we pay it and how we made our compensation decisions in 2020. Our compensation philosophy is to align the interests of our executives and stockholders through a transparent and rigorous compensation program.

We incentivize our executives by offering a combination of performance-based and fixed compensation, with a significant portion at-risk in the form of equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy also motivates our talented management team, promotes the execution of our business strategy in a manner that focuses on the creation of long-term stockholder value, encourages prudent risk management and enhances retention of our executive team in a competitive marketplace for talent. While individual goals and performance are considerations in compensation decisions, the cornerstone of our program philosophy is non-discretionary pay, which we believe ties executive compensation to Company objectives and better drives long-term growth for stockholders.

We remain firm in our belief that our compensation program provides compelling incentives for our executives, which in turn benefit our stockholders by driving our business strategies and goals. While short-term stock price performance may not correlate with our executives' efforts, we believe our stockholders' interests are best served over time by a balanced compensation program that takes a long-term, holistic view of our business strategy and emphasizes the drivers of long-term value creation.

Assessing Compensation Through the Lens of 2020

Like many companies, several compensation decisions, including establishing opportunities for base salary, 2020 STIP awards and 2020 LTIP awards, as well as setting objective operational and financial performance metrics, occurred in early 2020, prior to the onset of the global pandemic and before we could understand the impact of COVID-19 on our Company and industry.

As a Compensation Committee, we recognized that an unprecedented year could warrant exceptional actions in compensating our executives. While we, as a Committee, generally do not use discretion to adjust incentive award metrics or payouts, we carefully considered 2020 STIP bonus payments to our executives to ensure we were paying commensurate with the strong leadership they exhibited in guiding our Company. We determined to pay an additive bonus to each named executive officer, as described in detail in the CD&A that follows. We also determined not to make any adjustments to outstanding LTIP awards. Finally, we generally maintained the same pay levels for our named executive officers for 2021.

We believe that when assessing 2020 compensation, it is critical not only to review the Company's operational and financial performance, but also to understand the executive team's efforts and success in managing through the pandemic.

The COVID-19 pandemic brought unique challenges to our business.

- Our executives pivoted quickly to support the business and identify and assess issues with our business teams and the Board.
- From the outset of the pandemic, our executive team committed to maintaining a focus on resident safety and compliance with relevant health mandates, while taking actions to protect the Company's portfolio.
- The executive team engaged in proactive balance sheet and liquidity management and executed strong operational performance with 2020 rent collections for Life Science and Medical Office exceeding 99%.
- The executive team did not allow the pandemic to stifle engagement and corporate responsibility, but instead enhanced investor outreach and built upon the Company's reputation for transparent disclosure, strong governance and a leading ESG program.
- Management prioritized our employees, focusing on engagement and process improvement tools, which helped drive employee productivity, satisfaction and retention. There were no pandemic-related employee terminations or pay decreases in 2020.
- In addition to continuing to execute on ordinary course capital markets and real estate transactions, during this unprecedented time the executive team also made the strategic decision to substantially exit our SHOP and triple-net asset portfolios.
- Finally, our executive team proactively launched the We Stand Together initiative, which seeks to enhance racial diversity, awareness and education within our company and in our communities.

We are proud of our 2020 accomplishments and the executive team's dedicated leadership through challenging times, as further detailed on pages 44–47.

Compensation and Human Capital Committee Report

We reviewed and discussed the CD&A with management, as well as the Compensation and Human Capital Committee's independent compensation consultant and legal advisors. Based upon this review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Compensation and Human Capital Committee of the Board of Directors

Christine N. Garvey (Chair)
Lydia H. Kennard
Sara G. Lewis
Katherine M. Sandstrom



Christine N. Garvey
Independent Director



Lydia H. Kennard
Independent Director



Sara G. Lewis
Independent Director



Katherine M. Sandstrom
Independent Director

The foregoing report of the Compensation Committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

Compensation Discussion and Analysis

Named Executive Officers	**38**
2020 Compensation Program Overview	**38**
Key Compensation Objectives	39
Key Compensation Elements	39
Pay-for-Performance Philosophy	39
Compensation Practices at a Glance	40
Say-on-Pay Results	40
2020 NEO Compensation	**40**
Base Salary	42
Annual Cash Incentive Compensation	42
Long-Term Equity Incentive Compensation	48
2021 Compensation Decisions	50
Compensation Policies and Practices	**51**

Named Executive Officers

Our CD&A describes Healthpeak's 2020 executive compensation program for the named executive officers, or NEOs, listed below:

    

THOMAS M. HERZOG	**SCOTT M. BRINKER**	**PETER A. SCOTT**	**THOMAS M. KLARITCH**	**TROY E. McHENRY**
Chief Executive Officer	President and Chief Investment Officer	Executive Vice President and Chief Financial Officer	Executive Vice President, Chief Development and Operating Officer	Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

2020 Compensation Program Overview

Consistent with our goals of aligning executive and stockholder interests and appropriately incentivizing our executives, the Compensation and Human Capital Committee, or the Compensation Committee, adopted a compensation program that incorporates a mix of fixed and at-risk pay incentives. In 2020, our compensation program consisted of the following key elements, as further detailed under "2020 NEO Compensation" below.

In understanding our executive compensation for our NEOs, it is important to review our program through the lens of 2020, including, the impact of the COVID-19 global pandemic, as well as our strategic decision to substantially exit the SHOP and triple-net asset portfolios and undertake over $4 billion in related dispositions. Through this unprecedented year, our executive team displayed strong leadership to help us weather many challenges, transform our portfolio and position us for sustained long-term value creation. The related compensation decisions are summarized throughout this CD&A.

- 2020 executive compensation opportunities and incentive plan metrics and hurdles were established *prior to the onset of the pandemic*

- For the first time, our Compensation Committee determined to pay an additive cash bonus under the STIP beyond the payouts earned under the established metrics

  - This adjustment was modest in nature and resulted in below-Target payouts for our NEOs and our lowest STIP payouts in years

  - Our Compensation Committee generally does not favor discretionary or additive incentive award payouts, but recognized the extraordinary circumstances of 2020, as well as our NEOs' strong leadership through the year to ensure our Company navigated the challenges with positive momentum heading into 2021

- No adjustments were made to outstanding LTIP awards

Key Compensation Objectives

1
Aligning executive compensation with the interests of our stockholders

2
Linking a significant portion of executive compensation to the achievement of key financial and strategic goals

3
Providing a transparent compensation program with objective performance hurdles with a substantial possibility of not being achieved

4
Evaluating hurdles across multiple metrics and performance periods, including 3-year relative TSR

5
Limiting discretionary compensation components while maintaining flexibility to compensate for individual performance

Key Compensation Elements

Base Salary

- Competitive base salary to attract and retain talent based on experience, job scope, market data and individual performance
- Annually reviewed against our peers to maintain competitive levels





+

Annual Cash Incentives

- Based on the achievement of objective, at-risk Company performance metrics to align compensation with strategic goals
- Objective performance metrics include Normalized FFO per Share, and Net Debt to Adjusted EBITDAre, which are commonly used measures of REIT performance
- A portion of the annual cash bonus is based on individual performance to reward individual initiative, achievements and contributions and ensure that executives are driving execution of our business strategy

+

Long-Term Equity Opportunities

- Performance-based restricted stock units ("PSUs") and service-based RSUs with a performance hurdle
- PSUs earned by achieving 3-year Company TSR performance hurdles relative to constituents in third-party indices, aligning executive compensation with stockholders' long-term interests and value creation
- RSUs encourage retention by vesting ratably over three years, subject to a performance hurdle requiring achievement of a minimum normalized FFO per share threshold in the grant year

Pay-for-Performance Philosophy

Our executive compensation program rewards successful annual performance and encourages long-term value creation for our stockholders. NEO short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across multiple metrics and performance periods, which the Compensation Committee intends to incentivize management to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals. The below graphics illustrate the mix of 2020 fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and grant date fair value of equity awards granted during the year), presented at the Target level of performance, for our CEO and our other NEOs.

CEO



11%
Base Salary
67%
Long-Term Equity Award
89%
At-Risk, Performance-Based Pay
22%
Annual Cash Incentive

AVERAGE FOR ALL OTHER NEOs



19%
Base Salary
53%
Long-Term Equity Award
81%
At-Risk, Performance-Based Pay
28%
Annual Cash Incentive

Compensation Practices at a Glance

 **STOCKHOLDER-FRIENDLY PRACTICES WE FOLLOW**

✔ Align short-term pay and performance by linking 60% of STIP compensation to objective, quantitative performance hurdles

✔ Align long-term pay and performance by linking 60% of LTIP compensation to 3-year relative TSR with 1-year post-vesting holding period

✔ Promote retention with 40% of LTIP compensation subject to 3-year vesting with 1-year post-vesting holding period

✔ Cap payout and vesting levels for incentive awards

✔ Provide standardized severance and change-in-control benefits for similarly situated executives

✔ Maintain robust stock ownership guidelines and clawback policy

✔ Conduct annual compensation risk assessment

✔ Compensation Committee comprised solely of independent directors

✔ Use of an independent compensation consultant

✔ Conduct annual compensation analysis against peer company practices

 **STOCKHOLDER-UNFRIENDLY PRACTICES WE AVOID**

✖ Employment agreements

✖ Guaranteed cash incentives, equity compensation or salary increases for existing NEOs

✖ Stock option awards to NEOs

✖ Tax gross-up payments on change-in-control or severance payments or executive perquisites

✖ Allow pledging or hedging of our securities by directors, officers or employees

✖ "Single-trigger" change in control severance payments

✖ Excessive perquisites or other benefits

✖ Repricing or buyouts of underwater stock options

✖ Equity plan evergreen provisions

✖ Equity awards with less than 1-year vesting

Say-on-Pay Results

The Compensation Committee considers our say-on-pay vote results in approving our executive compensation program. The Committee determined to maintain the core structure of our overall executive compensation program for 2020, taking into account:

- Strong support demonstrated by our stockholders in our 2020 say-on-pay vote

- Recommendations of our independent compensation consultant

- Positive stockholder feedback through outreach efforts



In 2020, we received over 91% of votes cast FOR our 2019 executive compensation program

WHY STOCKHOLDERS SHOULD APPROVE OUR EXECUTIVE COMPENSATION

✔ At-risk incentive compensation tied to rigorous objective, quantitative performance hurdles to support the Company's financial and strategic goals

✔ Pay practices aligned with stockholder interests to promote the creation of long-term value, while discouraging excessive risk-taking

✔ Significant pay-for-performance alignment reflecting strong company performance results, with limited discretionary components

✔ Robust Compensation Committee oversight

✔ Transparent compensation program and disclosure

2020 NEO Compensation

The Compensation Committee oversees the design and administration of our executive compensation program and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee considers analysis and recommendations from FPL Associates when making compensation decisions. Additionally, our Chief Executive Officer provides input to the Compensation Committee with respect to compensation decisions for our other executive officers based on market conditions, Company performance, and individual performance.

In establishing 2020 executive compensation, the Compensation Committee recognized that the pay levels for certain of our executive officers was below the median compensation of similarly situated executives within our compensation peer group. As such, the Compensation Committee approved increases in several compensation components for certain of our executive officers in January 2020, **in each case, prior to the onset of the COVID-19 pandemic**. Notably, no changes were made to NEO compensation pay levels for 2021, other than an increase to Mr. Brinker's LTIP target award opportunity to better align his compensation with that of similarly situated executives of our peer companies.

Thomas M. Herzog Chief Executive Officer

The Compensation Committee approved the following changes for Mr. Herzog's 2020 compensation to better align his compensation with the median compensation of similarly situated executives in our compensation peer group. As previously disclosed, the Committee considered that Mr. Herzog's pay was intentionally set below the median compensation of similarly situated executives of our peer companies when Mr. Herzog was first hired as CEO in 2017, in order to provide the Compensation Committee with time to analyze and evaluate his performance and adjust his compensation over a multi-year period. After evaluating Mr. Herzog's successful execution of completely transforming our portfolio since 2016, leading to our stock outperforming several REIT peers in the healthcare sector and S&P 500, the Committee determined that it would be appropriate to increase Mr. Herzog's compensation to more competitive market levels as part of this previously disclosed multi-year action.

- **Base Salary** – Increased from $1,000,000 to $1,150,000
- **Target STIP Award Opportunity** – Increased from $2,000,000 to $2,300,000
- **Target LTIP Award Opportunity** – Increased from $5,500,000 to $7,000,000



2020 TARGET COMPENSATION
($ millions)

$7.0 Long-Term Equity Incentives (Target Level)

$1.15 Base Salary

$2.3 Annual Cash Incentive (Target Level)

Scott M. Brinker President and Chief Investment Officer

The Compensation Committee approved the following changes for Mr. Brinker's 2020 compensation in connection with his promotion to President, as well as to better align his compensation with the median compensation of similarly situated executives in our compensation peer group. The Committee determined that it would be appropriate to increase Mr. Brinker's compensation to more competitive market levels over a multi-year period, commencing in 2019.

- **Base Salary** – Increased from $650,000 to $750,000
- **Target STIP Award Opportunity** – Increased from $1,100,000 to $1,150,000
- **Target LTIP Award Opportunity** – Increased from $1,750,000 to $2,300,000



2020 TARGET COMPENSATION
($ millions)

$2.3 Long-Term Equity Incentives (Target Level)

$0.75 Base Salary

$1.15 Annual Cash Incentive (Target Level)

Peter A. Scott Executive Vice President and Chief Financial Officer

The Compensation Committee approved the following changes for Mr. Scott's 2020 compensation to better align his compensation with the median compensation of similarly situated executives in our compensation peer group, as well as to recognize his performance and accomplishments.

- **Base Salary** – No change from 2019
- **Target STIP Award Opportunity** – Increased from $950,000 to $1,000,000
- **Target LTIP Award Opportunity** – Increased from $1,500,000 to $1,600,000



2020 TARGET COMPENSATION
($ millions)

$1.6 Long-Term Equity Incentives (Target Level)

$0.65 Base Salary

$1.0 Annual Cash Incentive (Target Level)

Thomas M. Klaritch Executive Vice President and Chief Development and Operating Officer

The Compensation Committee determined that Mr. Klaritch's compensation continued to remain appropriate compared to similarly situated executives in our compensation peer group, and therefore, **no changes were made**.



2020 TARGET COMPENSATION
($ millions)

$1.5 Long-Term Equity Incentives (Target Level)

$0.6 Base Salary

$0.9 Annual Cash Incentive (Target Level)

Troy E. McHenry Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

The Compensation Committee approved the following changes for Mr. McHenry's compensation for 2020 to better align his compensation with similarly situated executives in our compensation peer group, as well as to recognize his performance and accomplishments.

- **Base Salary** - Increased from $550,000 to $600,000
- **Target STIP Award Opportunity** – Increased from $575,000 to $650,000
- **Target LTIP Award Opportunity** – Increased from $925,000 to $1,050,000



2020 TARGET COMPENSATION
($ millions)

$0.6 Base Salary

$1.05 Long-Term Equity Incentives (Target Level)

$0.65 Annual Cash Incentive (Target Level)

Base Salary

Following a review of compensation data for peers with substantially similar roles and responsibilities, the Compensation Committee established 2020 base salaries for each of our NEOs in January 2020, **prior to the onset of the COVID-19 pandemic**. The Committee determined base salaries commensurate with its assessment of each NEO's job position and responsibilities, experience, compensation peer group and market data and individual performance, and, in Mr. Brinker's case, promotion to President.

Annual Cash Incentive Compensation

2020 Short-Term Incentive Plan

Our NEOs are eligible to receive annual cash bonuses under the 2020 STIP based on the achievement of performance criteria established by the Compensation Committee for the performance period and taking into account individual performance. The Compensation Committee approved the 2020 STIP metrics set forth below in February 2020, **before the onset of the COVID-19 pandemic**.

45%	**Normalized FFO Per Share**	• FFO is a commonly used REIT financial metric defined by Nareit; normalized FFO per share is adjusted to exclude the impact from certain non-recurring or non-comparable items. • Allows stockholders to compare operating performance among REITs over time on a consistent basis. • May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR.
15%	**Net Debt to Adjusted EBITDAre**	• Net Debt to Adjusted EBITDAre, calculated over the 2020 calendar year, is a supplemental measure of our achievement of established debt targets. • Promotes a strong balance sheet and balances the normalized FFO per share metric to discourage overleveraging. • Reflects the ability to generate sufficient earnings to meet debt obligations as the portfolio grows. • A strong balance sheet is also important for REITs to enable acquisition and investment opportunities.
40%	**Individual Performance**	• Assessment of individual contributions to the Company's financial and operational performance, as well as accomplishments relative to annual objectives. • Strongly influenced by objective criteria, such as the quality of the Company's portfolio and investments, including investment performance relative to underwriting or budget and other quantitative and qualitative performance metrics and trends as determined by the Compensation Committee. • Incentivizes and rewards individual initiative, achievements and contributions to ensure that executives are driving execution of our business strategy in their respective roles.

At the time the Compensation Committee established the 2020 STIP prior to the onset of the pandemic, it determined that no changes were required to the general structure of the 2020 STIP compared to 2019 in light of the Company's strategic focus on portfolio quality, a strong balance sheet, and organic growth complemented by acquisitions and developments. Considering these goals, together with feedback from our stockholders during ongoing stockholder engagement meetings and input from FPL Associates, the Compensation Committee determined that the metrics, hurdles and weightings of the STIP continued to be appropriate, while actual 2020 performance targets were set based on our 2020 public guidance and internally budgeted goals established prior to the onset of the pandemic.

Thereafter, following the onset of the COVID-19 pandemic, the Compensation Committee reviewed the pre-established 2020 STIP metrics and hurdles in light of COVID-19 and determined the pre-established metrics were not attainable in light of the unforeseen impact of the pandemic and the unprecedented challenges it brought. Accordingly, as further described below, the Compensation Committee determined it would be appropriate to review additional quantitative and qualitative factors reflecting Company and NEO performance in determining performance under the 2020 STIP and the payouts thereunder.

2020 STIP Award Opportunities

The Compensation Committee approved 2020 STIP award opportunities for the NEOs in January 2020, near the beginning of the performance period and **before the onset of the COVID-19 pandemic**. As shown above, 60% of the STIP opportunity (the "Company Performance Award") was subject to the achievement of quantitative Company performance metrics tied to the achievement of pre-established strategic financial objectives for the 2020 performance period. The remaining 40% of the STIP opportunity (the "Individual Performance Award") was based on an assessment of individual performance, subject to the Compensation Committee's ability to reduce the awards. The following table reflects the 2020 STIP NEO award opportunities.

NAME	AWARD OPPORTUNITY ($)		
	THRESHOLD (50%)	TARGET (100%)	HIGH (150%)
Thomas M. Herzog	1,150,000	2,300,000	3,450,000
Scott M. Brinker	575,000	1,150,000	1,725,000
Peter A. Scott	500,000	1,000,000	1,500,000
Thomas M. Klaritch	450,000	900,000	1,350,000
Troy E. McHenry	325,000	650,000	975,000

The Compensation Committee established the above award opportunities following a review of compensation data for peers with substantially similar roles and responsibilities prepared by FPL Associates (as described below under "Compensation Policies and Practices—Peer Company Comparison"). The award opportunities reflect the Committee's assessment of the applicable NEO's job position and responsibilities, experience, compensation peer group data and individual performance, and in Mr. Brinker's case, promotion to President. The 2020 STIP award opportunities for Mr. Klaritch remained the same as 2019, while Messrs. Herzog, Brinker, Scott and McHenry received higher award opportunities for 2020, as further described under "2020 Compensation Decisions" below.

With respect to each of the performance metrics, reaching the Threshold, Target or High achievement level results in a payout of 50%, 100% or 150%, respectively, of the Target award opportunity. Payout amounts between Threshold and Target or Target and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement level.

2020 STIP Performance and Results

The following table summarizes the outcome for each metric of our 2020 STIP, as further described under "Annual Cash Incentive Compensation—Compensation Committee Assessment and Determination of 2020 STIP Results."

RELATIVE WEIGHTING	PERFORMANCE METRIC	THRESHOLD	TARGET	HIGH	ACTUAL	OUTCOME
45%	Normalized FFO per Share (*established prior to the pandemic*)	$1.77	$1.80	$1.83	$1.60	▼ Below Threshold (0%)
15%	Net Debt to Adjusted EBITDAre (*established prior to the pandemic*)	6.0x	5.7x	5.4x	5.93x	▲ Threshold-Target (62%)
40%	Individual Performance		N/A			Comp. Committee Determination (150%)
	Total Based on Pre-Established 2020 STIP Metrics: Additive Bonus Recognizing Each Executive's Efforts During 2020 **Average NEO 2020 STIP Payout**					69.3% of Target 25.7% of Target **95.0% of Target**

Compensation Committee Assessment and Determination of 2020 STIP Results

1. COMPANY PERFORMANCE REFLECTS BALANCE SHEET MANAGEMENT THROUGH PANDEMIC

The Compensation Committee sets executive compensation performance hurdles near the beginning of the performance period consistent with the Company's strategic goals and in line with our publicly disclosed initial guidance for the performance year, as applicable, consistent with our past practice. As noted above, the 2020 STIP hurdles were established in February 2020, prior to the onset of COVID-19 and before the duration and severity of the pandemic would be understood. As described on pages 46–47, the Compensation Committee also reviewed our strong 2020 operational performance and balance sheet management, which came into sharper focus due to the pandemic, when evaluating 2020 STIP performance and payouts.

Target performance hurdles for the pre-established normalized FFO per share were set at the mid-point of our initial guidance for 2020. We do not publicly disclose guidance for Net Debt to Adjusted EBITDAre, so the Target pre-established performance hurdle was set in relation to our internally budgeted expectations.

The following table reflects the Threshold, Target and High achievement levels established by the Compensation Committee in February 2020, as well as the relative weighting and outcome of each element of the Company Performance Award:

RELATIVE WEIGHTING	2020 STIP PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (150%)	OUTCOME
45%	Normalized FFO per share[1]	Actual Result **$1.60** $1.77	$1.80	$1.83	▼ Below Threshold (0%)
15%	Net Debt to Adjusted Pro Forma EBITDAre[1]	Actual Result 5.93x 6.0x	5.7x	5.4x	▲ Threshold – Target (62%)
		Weighted Blended Overall Corporate Performance Score Based on Hurdles Pre-Established in February 2020:			**9.2%**

[1] Excludes the positive impact of funding received under the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

2. INDIVIDUAL PERFORMANCE AWARDS INCENTIVIZE INDIVIDUAL LEADERSHIP AND ACHIEVEMENT

The remaining 40% of the pre-established 2020 STIP award was based on an assessment of individual performance. The Committee has discretion to award between 0% and 150% of the NEO's Target individual performance award opportunity. The Compensation Committee took into account each NEO's individual accomplishments and leadership, as reflected in the following 2020 performance scorecards, in determining each NEO's individual performance award payout under the 2020 STIP.

Thomas M. Herzog Chief Executive Officer

- Led the company to work successfully in a remote environment, including the execution of numerous strategic and financial transactions and implementation of various initiatives
- Led the successful execution of our multi-year portfolio transformation and substantial exit from our SHOP and triple-net asset portfolios, with approximately $4 billion in dispositions and $2 billion in acquisitions and investments in 2020
- Led the execution of Company strategy and objectives, including proactive balance sheet and liquidity management
- Led the Company to strong leasing, occupancy and rent collections in Life Science and Medical Office segments
- Engaged in extensive investor outreach and transparent communication during a critical period to provide business updates and the best information available to us at the time
- Anticipated challenges in Senior Housing segment due to COVID-19 and took numerous steps to mitigate, to the extent possible, and manage the pandemic's impact on this segment

Individual Performance Payout:

150% of Target

Scott M. Brinker President and Chief Investment Officer

- Led management of our Life Science portfolio and oversaw expansion in key markets, including San Francisco, CA, Boston, MA and San Diego, CA
- Led the exit from our rental Senior Housing portfolio, including over $4 billion in announced or closed SHOP and triple-net asset dispositions
- Led efforts on $1.8 billion of announced or closed investments, primarily in the Life Science and Medical Office segments
- Led efforts to work with our operators to effectively underwrite and navigate the operational challenges associated with the pandemic, including rapidly evolving regulatory changes, enhanced infection control processes, and staffing shortages, all while maintaining a focus on resident and employee safety

Individual Performance Payout:

150% of Target

Peter A. Scott Executive Vice President and Chief Financial Officer

- Oversaw efforts to provide transparent communication to investors, including providing earnings framework updates in place of earnings guidance, and engaging in extensive investor outreach
- Led efforts to proactively manage balance sheet and liquidity during the pandemic and economic downtown of 2020
- Oversaw the early settlement of $1.1 billion in forward equity issuances
- Led the strategic efforts to issue $600 million of 2.875% long term senior unsecured notes due 2031 in light of historically low interest rates
- Headed efforts to redeem $550 million of senior unsecured notes in June 2020, with a weighted average maturity and rate of 2.7 years and 3.65%, respectively
- Maintained consistent dialogue with rating agencies and led efforts to maintain BBB+ / Baa1 credit ratings

Individual Performance Payout:

150% of Target

Thomas M. Klaritch Executive Vice President and Chief Development and Operating Officer

- Provided leadership and management of our Medical Office segment's successful year, including strong results in occupancy, leasing activity and rent collections
- Oversaw substantial development and redevelopment projects during the challenging pandemic environment, including 68% pre-leased Life Science and Medical Office development pipeline
- Led efforts to work with tenants to maintain strong leasing, rent collections and occupancy in our Medical Office segment, with rent collections exceeding 99%
- Led our internationally recognized ESG efforts, including emissions and energy efficiency projects and implementation of long-term science-based targets aligned with well below 2°C scenario planning (see "Proxy Summary—ESG Highlights")
- Oversaw information security enhancements for remote work environment

Individual Performance Payout:

150% of Target

Troy E. McHenry Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

- In collaboration with management, oversaw negotiation and drove successful execution of aforementioned $4 billion in SHOP and triple-net asset dispositions in direct support of the Company's strategic initiatives and objectives, as well as almost $2 billion in acquisitions and investments
- Continued execution and development of the Company's public disclosures, including expanded transparency in the areas of governance, compensation and sustainability
- Collaborated with Mr. Klaritch on ESG strategic goals, as well as initiatives leading to numerous ESG recognitions as summarized on page 10
- Enhanced ESG reporting efforts to align with the Task Force on Climate-Related Financial Disclosures (TCFD) and Sustainability Accounting Standards Board (SASB) frameworks
- Oversaw the efforts to launch the We Stand Together initiative to enhance racial diversity, awareness and education

Individual Performance Payout:

150% of Target

The Compensation Committee determined to award Messrs. Herzog, Brinker, Scott, Klaritch and McHenry the maximum (High) level (150%) for the individual performance portion of the 2020 STIP award. In making award determinations, the Compensation Committee took into consideration each NEO's individual contributions to:

- Manage the balance sheet and liquidity during a critical time during the economic downturn due to the pandemic
- Execute on our repositioning strategy to substantially exit our SHOP and triple-net asset portfolios
- Drive 2020 operational performance in managing through a crisis, including rent collections in Life Science and Medical Office exceeding 99%
- Enhance overall ESG performance and accomplishments as summarized on page 10
- Advance human capital matters, such as prioritizing employee and tenant safety and well-being during the pandemic, and efforts made toward enhancing diversity and inclusion initiatives, including launching We Stand Together

3. IMPACT OF COVID-19 AND ADDITIONAL FACTORS CONSIDERED

Recognizing that the pre-established 2020 STIP metrics and hurdles approved just prior to the onset of the pandemic were no longer attainable in light of the unprecedented impact, as well as the NEOs' strong leadership in guiding the Company through extraordinary challenges, the Compensation Committee determined it would be appropriate to review additional quantitative and qualitative factors reflecting Company and NEO performance in determining 2020 STIP payouts, which are detailed on page 47. Throughout 2020 and the first quarter of 2021, the Compensation Committee met to review the impact of COVID-19 on the pre-established quantitative 2020 STIP metrics and hurdles, as well as Company and NEO performance.

As part of its assessment, the Compensation Committee reviewed several potential adjustment scenarios under the 2020 STIP, including:

- If warranted, awarding an additive bonus based on numerous quantitative and qualitative factors reflecting each NEO's leadership in managing the Company through the crisis
- Lowering the pre-established Normalized FFO Per Share and Net Debt to Adjusted EBITDAre performance hurdles in light of the impact of COVID-19 on global markets, our industry and our Company's performance
- Increasing the weighting of the pre-established Net Debt to Adjusted EBITDAre performance hurdle to reflect the growing importance of balance sheet management during the pandemic
- Revising the range of the performance hurdles to reflect potential fourth quarter volatility due to the unknown impact of COVID-19 during the winter months
- Replace the objective metrics with completely subjective metrics based on individual performance

After review and thoughtful consideration, the Compensation Committee determined it would be appropriate to pay out 2020 STIP bonuses according to the original pre-established metrics, rather than revise the metrics or lower the hurdles midway through the performance period. However, the Compensation Committee also recognized that the NEOs demonstrated strong leadership in the face of unprecedented circumstances in 2020. As a result, the Compensation Committee determined to award each NEO an additive bonus of approximately 25% of Target, which the Committee believed to be an appropriate level to reflect the additional efforts of each NEO through the challenges of 2020. This resulted in an overall below-target 2020 STIP bonus payout for each NEO of 95% of Target.

The Compensation Committee previously has not exercised discretion to adjust STIP bonus payouts. In reaching this decision, the Compensation Committee considered several objective quantitative factors as well as qualitative factors that became increasingly important in managing our business through the impact of the pandemic, as described below. In addition, the Compensation Committee considered that our NEOs executed on our strategic decision to substantially exit the SHOP and triple-net asset portfolios, even though this decision could have negatively impacted our 2020 STIP financial metrics. The Compensation Committee also assessed that a bonus payout of 69% of Target under the 2020 STIP metrics established prior to the onset of the pandemic would not have reflected our performance or the leadership of our NEOs in navigating through the unprecedented challenges the Company faced.

ADDITIONAL QUANTITATIVE FACTORS SIGNIFICANT TO THE BUSINESS IN 2020	**Proactive Balance Sheet and Liquidity Management** • Early-settled $1.1 billion in forward equity issuances to maintain liquidity in a highly uncertain capital markets environment • Issued $600 million of long-term senior unsecured notes and redeemed $550 million of senior notes • Maintained a low cost of debt capital, which is critical to a REIT's borrowing power **Rent Collections** • Life Science: 99.6% • Medical Office: 99.8% **Average Occupancy** • Life Science: 96.0% • Medical Office: 91.3% **Leasing Activity** • Life Science: 179% compared to internal budget set in December 2019 • Medical Office: 104% compared to internal budget set in December 2019 **Repositioning, Transactions and Investments** • Over $4 billion of announced or closed dispositions of senior housing and other non-core assets • Approximately $2 billion of announced or closed investments
ADDITIONAL QUALITATIVE FACTORS SIGNIFICANT TO THE BUSINESS IN 2020	**Mitigation of Impact of COVID-19 on Senior Housing** • Communicated continuously with operators and tenants to ensure innovative approaches to the unprecedented business environment, including virtual tours, virtual inspections, and improved budgeting and reporting processes • Secured approximately $33 million in CARES Act funding to offset increased operating costs of our operators • Supported our operators to effectively underwrite and navigate the operational challenges associated with the pandemic, including rapidly evolving regulatory changes, voluntary and government mandated lock-downs, enhanced infection control processes, staffing shortages, delayed and deferred capex projects, negative publicity, and phased reopenings, all while maintaining a focus on resident and employee safety **Transparency** • Issued several press releases providing mid-quarter operational updates • Maintained ongoing engagement with key investors **Human Capital Management** • Committed to employee safety by shifting to a company-wide remote work environment ahead of mandatory shelter-in-place orders, with employees working remotely through 2020 • Maintained pay levels and employment for employees during 2020, with no pandemic-related employee pay reductions or involuntary layoffs • Conducted numerous virtual company-wide employee town hall meetings to provide employees with real-time updates • Increased employee engagement and satisfaction as reflected in our annual employee engagement survey results • Launched the We Stand Together initiative to enhance racial diversity, awareness and education within the Company and in our communities

Overall 2020 STIP Results

The following table summarizes the actual annual incentive awards paid to the NEOs under the 2020 STIP in February 2021 for the 2020 performance period based on the foregoing results and determinations.

NAME	ACTUAL FINANCIAL PERFORMANCE (%)[1]	ACTUAL COMPANY PERFORMANCE AWARD ($)	ACTUAL INDIVIDUAL PERFORMANCE (%)[1]	ACTUAL INDIVIDUAL PERFORMANCE AWARD ($)	ADDITIVE BONUS (25%) ($)	TOTAL AWARD ($)	OVERALL WEIGHTED PAYOUT (%)[1]
Thomas M. Herzog	9.2%	212,762	150%	1,380,000	592,239	2,185,000	95%
Scott M. Brinker	9.2%	106,381	150%	690,000	296,119	1,092,500	95%
Peter A. Scott	9.2%	92,505	150%	600,000	257,495	950,000	95%
Thomas M. Klaritch	9.2%	83,255	150%	540,000	231,745	855,000	95%
Troy E. McHenry	9.2%	60,128	150%	390,000	167,372	617,500	95%

[1] As a percentage of Target.

Long-Term Equity Incentive Compensation

Our Compensation Committee determined not to make any adjustments to outstanding NEO LTIP awards, despite the impact of the pandemic on our stock price performance and the markets generally.

All 2020 equity awards were granted in the form of at-risk RSUs and PSUs. We have not awarded stock options since 2014.

2020 Long-Term Incentive Plan

Our NEOs received long-term equity incentive awards under the 2020 LTIP, which awards are subject to the achievement of performance metrics and vesting criteria established by the Compensation Committee near the beginning of the performance period.

- **3-Year Relative TSR Performance-Based Award**: 60% of the award is subject to our relative TSR ranking for the 3-year forward-looking performance period ending December 31, 2022 ("TSR-Based LTIP"), measured against third-party peer indices. The Compensation Committee selected a relative TSR performance metric as the basis for our performance-based LTIP awards because it allows stockholders to evaluate the Company's performance in comparison to our peers and mitigates the impact of broad market trends that are not reflective of our actual performance.

- **Retentive RSU Award**: The remaining 40% of the 2020 LTIP award vests in three equal annual installments beginning on the first anniversary of the grant date. This portion of the 2020 LTIP was subject to a threshold normalized FFO per share hurdle of $1.33 for the 2020 performance year ("Retentive LTIP"). The Compensation Committee believes that the Retentive LTIP awards, which vest over time independent of TSR, promote the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

60%	3-year Relative TSR PSU Award	**40%** FTSE Nareit Equity Health Care Index[1] **20%** S&P 500 REIT Index[2] **3-YEAR CLIFF VESTING IF FUTURE RELATIVE TSR PERFORMANCE HURDLE ACHIEVED** **1-YEAR POST-VESTING HOLDING PERIOD**

	RESULT	**RELATIVE TSR PERFORMANCE HURDLES**[3]
	Threshold	25th Percentile (50% of Target PSU Grant)
	Target	50th Percentile (100% of Target PSU Grant)
	High	80th Percentile or Greater (200% of Target PSU Grant)

40%	Retentive RSU Award	**3-YEAR ANNUAL VESTING AFTER GRANT DATE, SUBJECT TO NORMALIZED FFO PER SHARE PERFORMANCE HURDLE** **1-YEAR POST-VESTING HOLDING PERIOD**

[1] Excludes CareTrust REIT, Universal Health Realty Income Trust, Community Healthcare Trust, New Senior Investment Group, Global Medical REIT, and MedEquities Realty Trust, Inc. due to size incomparability, as determined by the Compensation Committee.

[2] Excludes American Tower Corp., Crown Castle Internal Corp., SBA Communications and Weyerhaeuser Company due to size or other incomparability, as determined by the Compensation Committee.

[3] Award is forfeited if below Threshold ranking. Percentage of Target PSUs to vest at the end of the performance period between Threshold and Target or Target and High are interpolated based on actual performance.

2020 LTIP Award Opportunities

As described under "2020 NEO Compensation," the Compensation Committee, in consultation with FPL Associates, approved target 2020 LTIP opportunities for the NEOs in January 2020, **prior to the onset of the COVID-19 pandemic**. The award opportunities were based on the Compensation Committee's assessment of peer compensation data, each NEO's relative duties and responsibilities, and his impact on Healthpeak's results (and in Mr. Brinker's case, his promotion to President). The table below reflects the 2020 LTIP award target values approved by the Compensation Committee.

NAME	TSR-BASED LTIP NAREIT INDEX ($)	TSR-BASED LTIP S&P INDEX ($)	RETENTIVE LTIP ($)	TOTAL LTIP OPPORTUNITY ($)[1]
Thomas M. Herzog	2,800,000	1,400,000	2,800,000	7,000,000
Scott M. Brinker	920,000	460,000	920,000	2,300,000
Peter A. Scott	640,000	320,000	640,000	1,600,000
Thomas M. Klaritch	600,000	300,000	600,000	1,500,000
Troy E. McHenry	420,000	210,000	420,000	1,050,000

[1] These amounts were divided by the closing price per share on the grant date of the award to determine the number of shares subject to the award (or the target number of shares in the case of the TSR-Based LTIP awards). The amounts reflected in the Grants of Plan Based Awards during 2020 table differ from the amounts above with respect to retentive LTIP awards due to rounding to the nearest whole share, and with respect to the TSR-Based LTIP awards, due to calculating the grant date fair value based on a Monte Carlo valuation model in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718.

With respect to the TSR-Based LTIP awards, reaching the Threshold, Target or High achievement levels results in a payout of 50%, 100% or 200%, respectively, of the Target award opportunity. Payout amounts between Threshold and High are interpolated. No value is paid for metrics with outcomes below the Threshold achievement levels.

The Company exceeded the normalized FFO hurdle of at least $1.33 per share for the Retentive LTIP, and the first tranche of such awards vested for each of the NEOs in February 2021. The Compensation Committee will make a determination regarding achievement of the TSR-Based LTIP performance criteria following the end of the performance period on December 31, 2022. If the performance period had ended on December 31, 2020, the 2020 TSR-Based LTIP awards would have resulted in an above-Target payout.

2018 3-Year LTIP PSU Results

Our 3-year TSR outperformed a majority of our peers, reflecting a 36% increase in value over the period.

COMPANY 3-YEAR TSR PERFORMANCE
1/1/2018 to 12/31/2020



The following table summarizes the actual PSU payouts awarded to the NEOs under the 2018 3-year LTIP that had a performance period ending on December 31, 2020.

RELATIVE WEIGHTING	2018 LTIP PSU PERFORMANCE METRIC	THRESHOLD (50%)	TARGET (100%)	HIGH (200%)	OUTCOME
40%	Relative TSR Performance FTSE Nareit Health Care Index		Actual Result **84th**		▲ High (200%)
		25th	50th	80th	
20%	Relative TSR Performance S&P 500 REIT Index	Actual Result **76th**			▲ Target – High (185%)
		25th	50th	80th	
			Weighted Blended Overall Payout:		▲ Above Target (194%)

Status of LTIP Award Programs

TSR-BASED LTIP AWARD STATUS THROUGH DECEMBER 31, 2020

LTIP PERFORMANCE PERIOD	2016	2017	2018	2019	2020	2021	2022	STATUS
2016 3-Year LTIP		100% Completed						▼ Below Threshold and 100% Forfeited
2017 3-Year LTIP			100% Completed					▲ Above Target Payout (153% Weighted Blended Overall Payout)
2018 3-year LTIP				100% Completed				▲ Above Target Payout (194% Weighted Blended Overall Payout)
2019 3-year LTIP				67% Completed				▲ Tracking Above Target[1]
2020 3-year LTIP					33% Completed			▲ Tracking Above Target[1]

[1] The performance period for these awards remains open and the payout percentage for these awards has not been determined. The payout percentage is reflected in the table to indicate that, if the performance period applicable to the award had ended as of December 31, 2020, the Company's relative TSR ranking considered for purposes of the awards would have resulted in an above-Target level payout. We make no prediction as to the future performance of our stock. The total amount realized with respect to the outstanding 2019 and 2020 TSR-Based LTIP awards will be determined following the 3-year performance periods ending December 31, 2021, and 2022, respectively.

2021 Compensation Decisions

After reviewing the business strategy for 2021, as well as the potential ongoing impact of the pandemic and various dispositions, the Compensation Committee approved the following changes with respect to our executive compensation structure for 2021:

- No changes were made NEO compensation pay levels, other than an increase to Mr. Brinker's LTIP target award opportunity to better align his compensation with that of similarly situated executives of our peer companies.
- The 2021 STIP metrics and weightings are consistent with the 2020 STIP, except:
  - We introduced a new ESG category (with quantitative and qualitative scoring factors) with 15% weighting of the overall 2021 STIP to underscore the importance of ESG to our strategy and business, and as a result, decreased the weighting of Normalized FFO per share to 30%. Our Net Debt to Adjusted EBITDAre metric remains at 15% of the overall STIP and individual performance metric remains at 40% of the overall STIP.
  - We adopted a framework to allow us to objectively calibrate the financial metrics in the 2021 STIP based on various pre-established assumptions.
- The 2021 LTIP metrics and weightings are consistent with the 2021 LTIP, except:
  - We updated the peer REIT companies against which we measure TSR to better reflect companies that we consider to be our competitors.
  - We updated the methodology used to measure and calculate the TSR of healthcare REIT peers.

Compensation Policies and Practices

COMPENSATION RISK ASSESSMENT

We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on us for the reasons outlined below.

Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking.

Our executive incentive compensation balances quantitative and qualitative performance assessments. While the STIP, our annual cash incentive plan, focuses on annual goals, we cap awards under the plan. The Compensation Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of our executive officers' compensation is in the form of equity awards to further align executive and stockholder interests. The Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our performance and stock price, and because the awards are subject to long-term vesting schedules based on forward-looking performance goals. Additionally, our stock ownership guidelines help ensure that executives have significant value tied to our performance.

Furthermore, as discussed below, our executive officers are subject to a clawback policy, which permits us to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with a financial reporting requirement under the securities laws.

POLICY REGARDING EXECUTIVE EMPLOYMENT AGREEMENTS

Our Severance Plan and Executive Change in Control Severance Plan (the "CIC Plan") (as both are further described under "Potential Payments upon a Termination or Change in Control Severance Arrangements" below) provide severance protections without the use of individual employment agreements with our executive officers. Our severance plans, which operate in lieu of individual contractual arrangements, provide standardized severance benefits for our executives. Our general policy against executive employment agreements also eliminates guaranteed base salaries and incentive levels, which allows the Company to focus on pay for performance and other factors that the Compensation Committee deems relevant in setting executive compensation, without contractual restrictions.

COMPENSATION CONSULTANT

The Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Compensation Committee has retained FPL Associates as its outside independent compensation consultant. For 2020, FPL Associates advised the Compensation Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. FPL Associates also reviewed comparable equity REITs for 2020 and assisted the Compensation Committee with obtaining and evaluating current executive compensation data for these companies. The Compensation Committee made its 2020 compensation decisions, including those with respect to the NEOs, after consulting with FPL Associates.

FPL Associates reports directly to the Compensation Committee and works with management only as directed by the Compensation Committee. During 2020, FPL Associates did not perform work for Healthpeak other than pursuant to its engagement by the Compensation Committee. The Compensation Committee has assessed the independence of FPL Associates and concluded that its engagement of FPL Associates does not raise any conflict of interest with Healthpeak or any of its directors or executive officers.

| **COMPENSATION PEER GROUP** | In developing our 2020 executive compensation program, the Compensation Committee considered market and peer data provided by FPL Associates in late 2019. Based on FPL Associates' recommendations, the Compensation Committee maintained the same group of peer companies for 2020 as 2019, with the exception of The Macerich Company. The Compensation Committee also reviewed general survey compensation data from companies in the S&P 500 REIT Index when determining executive compensation. The companies in our 2020 compensation peer group were as follows: |

- Alexandria Real Estate Equities, Inc.
- AvalonBay Communities, Inc.
- Boston Properties, Inc.
- Digital Realty Trust, Inc.
- Equity Residential
- Essex Property Trust, Inc.
- Host Hotels & Resorts, Inc.
- Kimco Realty Corporation

- Realty Income Corporation
- Regency Centers Corporation
- The Macerich Company
- Ventas, Inc.
- VEREIT, Inc.
- Vornado Realty Trust
- Welltower Inc.

| **PEER COMPANY COMPARISON** | The 2020 compensation peer companies consist of S&P 500 equity REITs with market capitalizations the Compensation Committee believed comparable to Healthpeak. In making its compensation comparisons, the Committee took into account, among other things, Healthpeak's enterprise value and market capitalization compared to the peer companies, as shown below: |

AS OF DECEMBER 31, 2020*
(in billions)



* Source: S&P Global for Market Capitalization and Total Assets; KeyBanc for Enterprise Value.

| **COMPENSATION ASSESSMENT** | In early 2020, the Compensation Committee reviewed compensation data for executives at peer companies with positions comparable to those held by the NEOs. This data consisted of base salary, annual cash incentive award and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements and related public filings. Although the Compensation Committee reviewed and discussed the compensation data provided by FPL Associates to help inform its decision making process, the Compensation Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Compensation Committee in making compensation decisions. |

Except as otherwise discussed in our CD&A, with respect to the objective performance criteria that form the basis of our executive compensation program, the Compensation Committee's executive compensation decisions for 2020 were subjective and the result of the Compensation Committee's business judgment, which is informed by the experiences of the members of the Compensation Committee, input and peer group data provided by FPL Associates, and the Compensation Committee's overall assessment of executive compensation trends.

| **STOCK OWNERSHIP GUIDELINES** | The Compensation Committee believes that ownership of Healthpeak securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president or higher own minimum levels of common stock and unvested stock awards. All executives are required to achieve their mandatory holdings within five years of becoming subject to the guidelines. |

EXECUTIVE	STOCK OWNERSHIP AS MULTIPLE OF BASE SALARY
CEO	10x
Other NEOs	6x
Executive Officers (Non-NEOs)	3x

All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements.

| **CLAWBACK POLICY** | Our Board has adopted a clawback policy that allows us, in circumstances the Board determines to be appropriate with consideration to all given facts, to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer (or former executive officer) in limited circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with a financial reporting requirement under the securities laws. The clawback policy is only intended to apply to the payment or award of cash or shares received by the executive officer prior to or during the 12-month period following the first public issuance or filing of the financial results that were subsequently restated. |

| **ANTI-HEDGING POLICY** | Our Board recognizes that hedging against losses in Healthpeak securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders. For this reason, officers, directors and employees (and if applicable, their family members) are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Healthpeak securities. |

| **ANTI-PLEDGING POLICY** | Our Board recognizes that a forced margin sale or foreclosure sale of Healthpeak securities may negatively impact our stock price or violate our insider trading policy. Accordingly, our Board adopted a policy that prohibits officers, directors and employees (and if applicable, their family members) from holding Healthpeak securities in a margin account or pledging Healthpeak securities as collateral for a loan. |

| **NO TAX GROSS UP PAYMENTS** | None of our NEOs are entitled to tax gross-up payments on severance benefits or in the event they are subject to excise taxes imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code") as a result of a change in control of the company. In addition, in 2019, our Compensation Committee eliminated tax gross-up payments on executive perquisites. |

| **TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION** | Section 162(m) of the Code generally limits the deductibility of compensation paid to our current and former executive officers that exceeds $1 million during the tax year. The Tax Cuts and Jobs Act of 2017 (the "Jobs Act") made substantial changes to Section 162(m) of the Code. Pursuant to the Jobs Act, certain awards granted before November 2, 2017, that were based upon attaining pre-established performance measures that were set by the Compensation Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. |

As one of the factors in its consideration of compensation matters, the Compensation Committee notes this deductibility limitation. However, the Compensation Committee generally has the flexibility to take any compensation-related actions that it determines are in the Company's and its stockholders' best interest, including designing and awarding compensation for our executive officers that is not fully deductible for tax purposes. In addition, we qualify as a REIT under the Code and are not subject to federal income taxes, meaning that the payment of compensation that is not deductible under Section 162(m) does not have a material adverse consequence to us as long as we qualify as a REIT under the Code. Furthermore, there can be no assurance that any compensation will in fact be deductible.

Executive Compensation Tables

Summary Compensation Table—2020

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2020, 2019 and 2018, in the manner and format required under applicable SEC rules.

NAME AND PRINCIPAL POSITION(S)	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[1]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas M. Herzog	2020	1,150,000	592,239	8,028,215	—	1,592,761	—	11,400	11,374,615
Chief Executive Officer	2019	1,000,000	—	5,928,766	—	2,968,000	—	11,200	9,907,966
	2018	1,000,000	—	4,811,330	—	2,786,250	—	22,239	8,619,819
Scott M. Brinker	2020	750,000	296,119	2,637,958	—	796,381	—	11,400	4,491,858
President and Chief	2019	650,000	—	1,886,431	—	1,632,400	—	11,200	4,180,031
Investment Officer	2018	541,667	—	5,000,040		1,532,438		3,092,941	10,167,086
Peter A. Scott	2020	650,000	257,495	1,835,049	—	692,505	—	11,400	3,446,449
Executive Vice President	2019	650,000	—	1,617,050	—	1,409,800	—	11,200	3,688,050
and Chief Financial Officer	2018	600,000	—	1,391,169	—	1,184,156	—	411,000	3,586,325
Thomas M. Klaritch	2020	600,000	231,745	1,720,409	—	623,255	—	11,400	3,186,809
Executive Vice President,	2019	600,000	—	1,617,050	—	1,335,600	—	11,200	3,563,850
Chief Operating Officer and	2018	600,000	—	1,605,089	—	1,073,813	—	11,000	3,289,902
Chief Development Officer									
Troy E. McHenry	2020	600,000	167,372	1,204,362	—	450,128	—	11,400	2,433,262
Executive Vice President,	2019	550,000	—	997,215	—	853,300	—	11,200	2,411,716
Chief Legal Officer,	2018	500,000	—	1,963,224	—	766,219	—	11,000	3,240,443
General Counsel and									
Corporate Secretary									

[1] As described under "—2020 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A, each of our NEOs received an annual cash incentive award for 2020 under the 2020 STIP, as well as an additional bonus payment for 2020, which are reported in columns (g) and (d), respectively.

[2] The amounts reported in column (e) for each fiscal year reflect the fair value on the grant date of the RSU and PSU equity awards granted to NEOs during the fiscal year. These grant date fair values include, in each case and as applicable, both annual equity awards and any one-time equity awards, such as awards in connection with a new hire. For the grant date fair value of each equity award granted to an NEO in 2020, see the "Grants of Plan-Based Awards During 2020" table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (e), see the discussion of stock awards contained in Note 15 — Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report. As to PSUs awarded to NEOs, the grant date fair value of the awards included in column (e) for the year of grant was determined using a Monte Carlo simulation, which probability weights multiple potential outcomes as of the grant date of the award. The assumptions made in applying the Monte Carlo simulation to determine the grant date fair value of the PSUs awarded in 2020, 2019 and 2018 included: the closing price of a share of Healthpeak common stock on the grant date of $37.31, $30.84, and $21.77, respectively; expected share price volatility assumption of 20.03%, 21.30%, and 24.92%, respectively; and a risk-free annual interest rate assumption of 1.39%, 2.50%, and 2.38%, respectively. As described on page 49, the Compensation Committee granted LTIP award opportunities at Target based on our grant date closing stock price, as follows: Mr. Herzog – $7,000,000; Mr. Brinker – $2,300,000; Mr. Scott – $1,600,000; Mr. Klaritch – $1,500,000; and Mr. McHenry – $1,050,000. The approved LTIP award opportunity values are lower than values required to be reflected in the foregoing table due, in part, to the Monte Carlo values being higher than our grant date closing stock price. In addition, the Monte Carlo values do not reflect the 19% decline in stock price from the grant date ($37.31/share) compared to year-end ($30.23/share). Under the terms of the PSU awards, between 0% and 200% of the "target" number of shares subject to the awards may vest based on performance for the applicable performance period. The following table presents the (i) grant date fair values of PSUs determined under the principles using the Monte Carlo simulation and (ii) grant date value assuming that the highest level of performance conditions would be achieved (based on our grant date closing stock price):

NAME	2020 ($) GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	2020 ($) GRANT DATE VALUE BASED ON HIGHEST LEVEL PERFORMANCE	2019 ($) GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	2019 ($) GRANT DATE VALUE BASED ON HIGHEST LEVEL PERFORMANCE	2018 ($) GRANT DATE FAIR VALUE (BASED ON MONTE CARLO SIMULATION)	2018 ($) GRANT DATE VALUE BASED ON HIGHEST LEVEL PERFORMANCE
Thomas M. Herzog	5,228,174	8,400,048	3,728,733	6,600,007	3,011,222	5,348,933
Scott M. Brinker	1,717,894	2,760,119	1,186,424	2,100,019	—	—
Peter A. Scott	1,195,033	1,920,047	1,016,965	1,800,069	871,105	1,560,082
Thomas M. Klaritch	1,120,353	1,800,058	1,016,965	1,800,069	1,005,086	1,800,031
Troy E. McHenry	784,289	1,260,108	627,135	1,110,055	603,071	1,080,053

[3] The 2020 amounts reported in column (i) reflect a 401(k) Plan matching contribution of $11,400 made on behalf of each NEO in accordance with the terms of our 401(k) Plan.

Grants of Plan-Based Awards During 2020

The following table presents information regarding the incentive awards granted to our NEOs during 2020, in the manner and format required under applicable SEC rules.

NAME		GRANT DATE	ESTIMATED FUTURE PAYMENTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYMENTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER AWARDS STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[1]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)			
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Thomas M. Herzog	Annual Incentive	—	1,150,000	2,300,000	3,450,000	—	—	—	—	—	—
	LTIP RSU	2/14/2020	—	—	—	—	—	—	75,048	—	2,800,041
	LTIP PSU NAREIT	2/14/2020	—	—	—	37,524	75,047	150,094	—	—	3,389,873
	LTIP PSU S&P	2/14/2020				18,762	37,524	75,048	—	—	1,838,301
Scott M. Brinker	Annual Incentive	—	575,000	1,150,000	1,725,000	—	—	—	—	—	—
	LTIP RSU	2/14/2020	—	—	—	—	—	—	24,660	—	920,065
	LTIP PSU NAREIT	2/14/2020	—	—	—	12,330	24,659	49,318	—	—	1,113,847
	LTIP PSU S&P	2/14/2020	—	—	—	6,165	12,330	24,660	—	—	604,047
Peter A. Scott	Annual Incentive	—	500,000	1,000,000	1,500,000	—	—	—	—	—	—
	LTIP RSU	2/14/2020	—	—	—	—	—	—	17,154	—	640,016
	LTIP PSU NAREIT	2/14/2020	—	—	—	8,577	17,154	34,308	—	—	774,846
	LTIP PSU S&P	2/14/2020	—	—	—	4,289	8,577	17,154	—	—	420,187
Thomas M. Klaritch	Annual Incentive	—	450,000	900,000	1,350,000	—	—	—	—	—	—
	LTIP RSU	2/14/2020	—	—	—	—	—	—	16,083	—	600,057
	LTIP PSU NAREIT	2/14/2020	—	—	—	8,041	16,082	32,164	—	—	726,424
	LTIP PSU S&P	2/14/2020	—	—	—	4,021	8,041	16,082	—	—	393,929
Troy E. McHenry	Annual Incentive	—	325,000	650,000	975,000	—	—	—	—	—	—
	LTIP RSU	2/14/2020	—	—	—	—	—	—	11,259	—	420,073
	LTIP PSU NAREIT	2/14/2020	—	—	—	5,629	11,258	22,516	—	—	508,524
	LTIP PSU S&P	2/14/2020	—	—	—	2,815	5,629	11,258	—	—	275,765

[1] The amounts reported in column (k) of the table above have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in column (k), see the discussion of stock awards contained in Note 15—Compensation Plans to Healthpeak's Consolidated Financial Statements, included in our Annual Report, and footnote (2) to the Summary Compensation Table above.

Description of Plan-Based Awards

2014 Plan

All 2020 awards reported in the above table were granted under, and are subject to, the 2014 Plan, approved by our stockholders on May 1, 2014, as amended from time to time. The Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations thereunder.

Non-Equity Incentive Plan Awards

Our NEOs' 2020 non-equity incentive awards reported in the above table are described under "2020 NEO Compensation—Annual Cash Incentive Compensation" in our CD&A.

Equity Incentive Awards

The Grants of Plan-Based Awards During 2020 table above reflects the PSU and RSU awards granted to our eligible NEOs, as described under "2020 NEO Compensation—Long-Term Equity Incentive Compensation" in our CD&A. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2020 3-Year LTIP PSUs

The PSUs granted in respect of the 2020 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2020 through December 31, 2022, subject to a one-year post-vesting holding requirement to promote retention and align executives' long-term interests with those of our stockholders. This one-year holding requirement will lapse upon death or disability. If the employment of an NEO terminates due to death or disability or if Healthpeak terminates the NEO without cause, the PSUs will remain outstanding during the performance period and the eligible NEO will receive the number of units earned, if any, had the NEO remained employed with the Company until the end of the performance period. For each NEO, if there is a change in control of Healthpeak during the performance period, the performance period for the PSUs will be shortened and performance will be determined based on such shortened period and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with the change in control.

2020 Retentive LTIP RSUs

RSUs granted in respect of the 2020 Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date subject to a performance hurdle related to normalized FFO per share for the 2020 performance period of $1.33, which we exceeded. The awards are also subject to a one-year post-vesting holding requirement to promote retention and align executives' long-term interests with those of our stockholders. This one-year holding requirement will lapse upon death or disability. If the NEO's employment terminates due to death or disability, if Healthpeak terminates the NEO without cause (whether before or after a change in control of Healthpeak), or if the NEO terminates his or her employment for good reason following a change in control of Healthpeak, the RSUs will fully vest as of the severance date. If a change in control of Healthpeak occurs and outstanding equity awards are to be terminated in connection with the transaction and not assumed or continued by an acquiring entity, then the outstanding RSUs will fully vest in connection with such change in control.

Other Terms

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest. The NEO does not have the right to vote or dispose of the units, but does have the right to receive dividend equivalents in the form of cash payments based on the amount of dividends paid by Healthpeak during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 2020 3-Year LTIP PSUs will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related threshold performance requirement for the award is satisfied (and forfeited in whole if the related threshold performance goal is not satisfied).

Outstanding Equity Awards at December 31, 2020

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2020.

		OPTION AWARDS				STOCK AWARDS			
NAME	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Thomas M. Herzog	2/14/2020	—	—	—	—	75,048[2]	2,268,701	—	—
	2/14/2020	—	—	—	—	—	—	150,094[3]	4,537,342
	2/14/2020	—	—	—	—	—	—	75,048[3]	2,268,701
	2/15/2019	—	—	—	—	47,558[4]	1,437,678	—	—
	2/15/2019	—	—	—	—	—	—	142,672[5]	4,312,975
	2/15/2019	—	—	—	—	—	—	71,336[5]	2,156,487
	10/3/2018	—	—	—	—	1,577[6]	47,673	—	—
	10/3/2018	—	—	—	—	—	—	9,458[7]	285,915
	10/3/2018	—	—	—	—	—	—	4,385[7]	132,559
	2/14/2018	—	—	—	—	25,724[6]	777,637	—	—
	2/14/2018	—	—	—	—	—	—	154,342[7]	4,665,759
	2/14/2018	—	—	—	—	—	—	71,531[7]	2,162,382
Scott M. Brinker	2/14/2020	—	—	—	—	24,660[2]	745,472	—	—
	2/14/2020	—	—	—	—	—	—	49,318[3]	1,490,883
	2/14/2020	—	—	—	—	—	—	24,660[3]	745,472
	2/15/2019	—	—	—	—	15,132[4]	457,440	—	—
	2/15/2019	—	—	—	—	—	—	45,396[5]	1,372,321
	2/15/2019	—	—	—	—	—	—	22,698[5]	686,161
	3/1/2018	—	—	—	—	182,400[8]	5,513,952	—	—
Peter A. Scott	2/14/2020	—	—	—	—	17,154[2]	518,565	—	—
	2/14/2020	—	—	—	—	—	—	34,308[3]	1,037,131
	2/14/2020	—	—	—	—	—	—	17,154[3]	518,565
	2/15/2019	—	—	—	—	12,972[4]	392,144	—	—
	2/15/2019	—	—	—	—	—	—	38,912[5]	1,176,310
	2/15/2019	—	—	—	—	—	—	19,456[5]	588,155
	2/14/2018	—	—	—	—	7,963[6]	240,721	—	—
	2/14/2018	—	—	—	—	—	—	47,774[7]	1,444,208
	2/14/2018	—	—	—	—	—	—	22,142[7]	669,353
	5/15/2017	—	—	—	—	48,234[9]	1,458,114	—	—

		OPTION AWARDS				STOCK AWARDS			
NAME	AWARD GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Thomas M. Klaritch	2/14/2020	—	—	—	—	16,083[2]	486,189	—	—
	2/14/2020	—	—	—	—	—	—	32,164[3]	972,318
	2/14/2020	—	—	—	—	—	—	16,082[3]	486,159
	2/15/2019	—	—	—	—	12,972[4]	392,144	—	—
	2/15/2019	—	—	—	—	—	—	38,912[5]	1,176,310
	2/15/2019	—	—	—	—	—	—	19,456[5]	588,155
	2/14/2018	—	—	—	—	9,187[6]	277,723	—	—
	2/14/2018	—	—	—	—	—	—	55,122[7]	1,666,338
	2/14/2018	—	—	—	—	—	—	25,548[7]	772,316
	2/3/2014	31,759	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	18,293	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	14,955	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	25,028	—	32.16	1/27/2021	—	—	—	—
Troy E. McHenry	2/14/2020	—	—	—	—	11,259[2]	340,360	—	—
	2/14/2020	—	—	—	—	—	—	22,516[3]	680,659
	2/14/2020	—	—	—	—	—	—	11,258[3]	340,329
	2/15/2019	—	—	—	—	8,000[4]	241,840	—	—
	2/15/2019	—	—	—	—	—	—	23,996[5]	725,399
	2/15/2019	—	—	—	—	—	—	11,998[5]	362,700
	10/3/2018	—	—	—	—	31,524[10]	952,971	—	—
	2/14/2018	—	—	—	—	5,513[6]	166,658	—	—
	2/14/2018	—	—	—	—	—	—	33,074[7]	999,827
	2/14/2018	—	—	—	—	—	—	15,330[7]	463,426
	2/3/2014	7,727	—	33.79	2/3/2024	—	—	—	—
	1/28/2013	3,807	—	40.83	1/28/2023	—	—	—	—
	1/30/2012	3,264	—	36.23	1/30/2022	—	—	—	—
	1/27/2011	7,126	—	32.16	1/27/2021	—	—	—	—

[1] The number of shares or units reported in column (f) reflect time-vested RSU awards, while the number of units or shares reported in column (h) reflect PSUs, assuming maximum payout level (200%) for the PSUs granted in 2019 and 2020, based on such awards currently tracking at an above-Target payout, and reflecting the actual payout level for PSUs granted in 2018 determined after the end of the 2020 fiscal year. The dollar amounts shown in columns (g) and (i) are determined by multiplying the number of shares or units reported in columns (f) or (h), respectively, by $30.23 (the closing price of our common stock on the last trading day of 2020).

[2] The unvested portions of this award are scheduled to vest in three equal installments on February 14, 2021, 2022 and 2023.

[3] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2022. The number of shares reported is based on the achievement of Target performance goals at the maximum payout level.

[4] The unvested portions of this award are scheduled to vest in two equal installments on February 15, 2021 and 2022.

[5] Subject to the satisfaction of applicable performance criteria, the unvested portion of this award is scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2021. The number of shares reported is based on the achievement of Target performance goals at the maximum payout level.

(6) The unvested portion of this award vested on February 14, 2020.

(7) Subject to the satisfaction of applicable performance criteria, the unvested portion of this award vested upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2020. The number of shares reported is based on actual performance. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

(8) The unvested portions of this award are scheduled to vest in four equal installments on March 1, 2021, 2022, 2023 and 2024.

(9) The unvested portions of this award are scheduled to vest in three equal installments on May 15, 2021, 2022 and 2023.

(10) The unvested portions of this award are scheduled to vest in four equal installments on October 3, 2021, 2022, 2023 and 2024.

Option Exercises and Stock Vested During 2020

The following table presents information regarding the exercise of stock options by NEOs during 2020 and the vesting of other stock awards during 2020 that were previously granted to our NEOs.

	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[1]
NAME				
(a)	(b)	(c)	(d)	(e)
Thomas M. Herzog	—	—	185,509	6,844,513
Scott M. Brinker	—	—	53,166	1,725,071
Peter A. Scott	—	—	41,332	1,294,654
Thomas M. Klaritch	—	—	48,200	1,779,753
Troy E. McHenry	—	—	48,122	1,708,439

(1) The dollar amount shown in column (e) above for stock awards is determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of Healthpeak common stock on the vesting date (or if the vesting date is not a trading day, the most recent trading day prior to the vesting date). To the extent the named individual did not immediately sell the shares upon vesting, the values reported in the table above would not represent the actual cash value that may be realized by such individual upon the disposition of the vested shares.

Potential Payments Upon a Termination or Change in Control

The following section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with Healthpeak and/or a change in control of Healthpeak. You should read this section in combination with "Description of Plan-Based Awards—Equity Incentive Awards" above, which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of Healthpeak.

Severance Plans

Executive Severance Plan

We provide competitive severance benefits to attract and retain key employees with outstanding talent and ability. The Compensation Committee determined that the adoption of the Severance Plan in lieu of entering into individual employment agreements with our executives was consistent with compensation best practices. Severance benefits are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections. See "Compensation Policies and Practices—Policy Regarding Executive Employment Agreements" in our CD&A.

The Severance Plan is intended to provide severance benefits to employees who are selected by the Compensation Committee to participate, including each NEO, upon a termination of employment by us without "cause" (as defined in the Severance Plan) other than in circumstances in which the participant would receive benefits under the CIC Plan (described under "—Executive Change in Control Severance Plan" below), as set forth below:

SEVERANCE BENEFIT	AMOUNT
Cash Severance Installment Payments	Three times for CEO (two and a half times for President and Chief Investment Officer, and two times for all other NEOs) the sum of: • Base salary, plus • Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for: • Three years for CEO • Two and a half years for President and Chief Investment Officer • Two years for all other NEOs
Annual Cash Incentive Award	Prorated annual incentive award, payable based on actual performance at time award would have been paid if NEO had not terminated employment
Service-Based Equity Awards	• Stock options fully vested • RSU awards continue to vest according to their terms for 24 months, after which any remaining unvested portion will become fully vested
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements (although such awards will become fully vested with respect to any time-based vesting requirement)

An NEO's right to receive benefits under the Severance Plan is subject to his or her execution of a general release of claims against us, and his or her agreement to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants. Payments (or benefits payable) to an NEO under the Severance Plan will, to the extent applicable, either be reduced to avoid excise taxes under Sections 280G and 4999 of the Code or be paid in full (with the NEO paying any such excise taxes), whichever option places the NEO in the best after-tax position.

Executive Change in Control Severance Plan

All of our current officers are participants in the CIC Plan. Under the CIC Plan, if a change in control of Healthpeak occurs during the term of the CIC Plan and a participant's employment with Healthpeak is terminated by Healthpeak without cause or by the participant for good reason within the two-year period following the change in control, the participant will generally be entitled to receive the following benefits:

SEVERANCE BENEFIT	AMOUNT
Lump Sum Cash Severance Payment	Three times for CEO (two and half times for President and Chief Investment Officer, and two times for all other NEOs) the sum of: • Base salary, plus • Target level annual cash incentive award for the year of termination
Lump Sum of Estimated Cost of Healthcare Coverage	Cash payment in lieu of COBRA premiums for: • Three years for CEO • Two and a half years for President and Chief Investment Officer • Two years for all other NEOs
Annual Cash Incentive Award	Prorated target annual incentive award
Retirement Plan Benefits	• Full vesting of any non-qualified retirement plan benefits • Cash payment equal to unvested benefits under 401(k) Plan
Service-Based Equity Awards	Full vesting; options remain exercisable for one year (two years for CEO) or upon earlier expiration
Performance-Based Equity Awards	Continue vesting in accordance with their terms with respect to the performance requirements, unless otherwise noted in agreement (although such awards will become fully vested with respect to any time-based vesting requirement)

For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan.

A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of Healthpeak upon the termination of the participant's employment. Participants are also subject to an indefinite confidentiality covenant and 12-month post-termination non-solicitation and non-competition restrictive covenants under the CIC Plan. Participants in the CIC Plan are not entitled to tax gross-ups under the CIC Plan or any other agreement with the Company.

Estimated Severance and Change-in-Control Benefits

Severance Benefits

The following table presents our estimate of the amount of the benefits to which the NEOs would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of the Severance Plan on December 31, 2020. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of employment.

	TERMINATION BY HEALTHPEAK WITHOUT CAUSE				TERMINATION DUE TO EXECUTIVE'S RETIREMENT, DEATH OR DISABILITY			
NAME	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/ LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)	CASH SEVERANCE ($)	CONTINUATION OF HEALTH BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Thomas M. Herzog	12,535,000	51,603	14,883,227	27,469,829	—	—	14,883,227	14,883,227
Scott M. Brinker	5,842,500	93,629	8,864,282	14,800,411			8,864,282	8,864,282
Peter A. Scott	4,250,000	47,992	5,352,796	9,650,788	—	—	5,352,796	5,352,796
Thomas M. Klaritch	3,855,000	34,402	4,017,295	7,906,697	—	—	4,017,295	4,017,295
Troy E. McHenry	3,117,500	74,903	3,506,257	6,698,660	—	—	3,506,257	3,506,257

[1] As described above under "—Severance Plans—Executive Severance Plan" and as quantified in this column, the Severance Plan provides for a cash severance payment in the event of a qualifying termination of employment based on a multiple of base salary and annual bonus. For purposes of the Severance Plan, the annual bonus component of the severance payment is based on such individual's target bonus amount in effect on the date of termination. Additionally, the Severance Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2020, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $2,185,000; Mr. Brinker, $1,092,500; Mr. Scott, $950,000; Mr. Klaritch, $855,000; and Mr. McHenry, $617,500.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for the period of coverage set forth above.

[3] These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For RSU awards, this value is calculated by multiplying $30.23 (the closing price of our common stock on the last trading day of 2020) by the number of units subject to the portion of the award that would have accelerated. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels. Note that the equity awards granted in 2018–2020 do not include provisions for accelerated vesting on the executive's retirement.

Change-in-Control Benefits (Without Employment Termination)

As described above under "Description of Plan-Based Awards-2020 3-Year LTIP PSUs," if there is a change in control of Healthpeak during the performance period for the PSUs granted to the NEOs, the performance period for such PSUs will be shortened and performance will be determined based on such shortened period, and the number of PSUs deemed to have vested based on such shortened period will accelerate and vest in connection with such change in control.

Assuming that a change in control of Healthpeak occurred on December 31, 2020, the values of the unvested portions of the PSUs held by each NEO that would have accelerated in connection with such change in control (calculated using a price per share of $30.23, which is the closing price of our common stock on the last trading day of 2019) are as follows: (1) $10,351,538 for Mr. Herzog, (2) $2,147,418 for Mr. Brinker, (3) $2,743,252 for Mr. Scott, (4) $2,861,239 for Mr. Klaritch, and (5) $1,804,429 for Mr. McHenry.

Change-in-Control Severance Benefits (With Employment Termination)

The following table presents our estimate of the benefits to which each of the NEOs would have been entitled had a change in control occurred on December 31, 2020 (and the executive's employment with Healthpeak had terminated under the circumstances described above on such date before any excise-tax reduction under our CIC Plan described above or under the executive's applicable equity award agreement).

NAME	CASH SEVERANCE ($)[1]	CONTINUATION OF HEALTH/ LIFE BENEFITS ($)[2]	EQUITY ACCELERATION ($)[3]	TOTAL ($)
Thomas M. Herzog	12,535,000	51,603	4,531,689	17,118,291
Scott M. Brinker	5,842,500	93,629	6,716,864	12,652,993
Peter A. Scott	4,250,000	47,992	2,609,544	6,907,536
Thomas M. Klaritch	3,855,000	34,402	1,156,056	5,045,457
Troy E. McHenry	3,117,500	74,903	1,701,828	4,894,231

[1] As described above under "—Severance Plans—Executive Change in Control Severance Plan" and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2020, would have resulted in the following awards (based on actual performance for the performance period): Mr. Herzog, $2,185,000; Mr. Brinker, $1,092,500; Mr. Scott, $950,000; Mr. Klaritch, $855,000; and Mr. McHenry, $617,500.

[2] These amounts represent the amounts that would be paid to the individual for the estimated aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for the period of coverage set forth above.

[3] See footnote (3) to the preceding table under "—Severance Benefits" for the manner of calculating equity acceleration value. All outstanding RSUs held by an NEO as of December 31, 2020 would accelerate upon a termination of the NEO's employment by the Company without cause or by the NEO for good reason upon or following a change in control of Healthpeak. See PSU values (disclosed above) that would vest on a change in control.

Pay Ratio

The following pay ratio and supporting information compares the annual total compensation of our CEO and the annual total compensation of our employees other than our CEO, as required by Section 953(b) of the Dodd-Frank Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2020, our last completed fiscal year:

- The annual total compensation of our median employee was $167,700; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table, was $11,374,615.

Based on the foregoing, the estimated ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 68:1. To determine the pay ratio, we took the steps outlined below.

We determined that as of December 31, 2020, our employee population (excluding our CEO) consisted of 237 individuals, all of whom were located in the United States. This population consists of our full-time and temporary employees, as well as independent contractors for whom we establish compensation. We did not have any seasonal employees. We excluded independent contractors whose compensation is determined by an unaffiliated third party.

To identify the median employee, we computed each employee's annual compensation consisting of annual base salary as well as all cash bonuses and the grant date value of equity awards granted during the year, as applicable. For these purposes, we annualized the base salary and cash bonuses of employees who did not work for us for the entire year, other than temporary employees. We did not make any cost of living adjustments.

Once we identified our median employee, we calculated that employee's annual total compensation for 2020 in accordance with the requirements of the SEC's rules for calculating the "total" compensation of each of our NEOs for 2020 for purposes of the Summary Compensation Table above. With respect to our CEO, we used the amount reported as total compensation in the Summary Compensation table. Any adjustments, estimates and assumptions used to calculate our CEO's total annual compensation are described in the footnotes to the Summary Compensation Table.

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Equity Compensation Plan Information

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options and the number of shares remaining available for future award grants as of December 31, 2020.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,227,777[1]	35.12[2]	27,320,128[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	**2,227,777**	**35.12**	**27,320,128**

[1] Of these shares, 544,037 were subject to outstanding stock options and 1,683,740 were subject to outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

[2] This weighted average exercise price does not reflect the 1,683,740 shares that will be issued upon the vesting of outstanding RSUs (including outstanding PSUs, which are presented at their Target level of performance).

[3] Of the aggregate number of shares that remained available for issuance as of December 31, 2020, all were available under the 2014 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs.

Security Ownership of Principal Stockholders, Directors and Management

The following table sets forth certain information as of March 1, 2021 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by: (i) each person known to beneficially own more than 5% of our outstanding common stock; (ii) each director and nominee for election as director; (iii) each of the NEOs; and (iv) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC.

| NAME OF BENEFICIAL OWNER | SHARES BENEFICIALLY OWNED[1] | | |
	NUMBER OF SHARES	NUMBER OF OPTIONS/ RSUs[2]	PERCENT OF CLASS[3]
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates[4] 100 Vanguard Boulevard Malvern, PA 19355	83,876,336	—	15.58%
Cohen & Steers, Inc. and affiliates[5] 280 Park Avenue, 10th Floor New York, NY 10017	57,382,178	—	10.66%
BlackRock, Inc.[6] 55 East 52nd Street New York, NY 10055	56,298,227	—	10.05%
State Street Corporation[7] State Street Financial Center One Lincoln Street Boston, MA 02111	31,666,160	—	5.88%
Directors			
Thomas M. Herzog[8]	341,743[9]	—	*
Brian G. Cartwright	29,218	6,121	*
Christine N. Garvey	23,385[9]	6,121	*
R. Kent Griffin, Jr.	35,923	6,121	*
David B. Henry	60,614	6,121	*
Lydia H. Kennard	11,723	6,121	*
Sara G. Lewis	5,216	6,121	*
Katherine M. Sandstrom	11,109	6,121	*
Named Executive Officers			
Scott M. Brinker	52,587	—	*
Peter A. Scott	88,666	—	*
Thomas M. Klaritch	268,760	65,007	*
Troy E. McHenry	80,908	14,798	*
All current directors and executive officers as a group (15 persons)	**1,052,673**	**122,652**	*

* Less than 1%

[1] Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.

[2] For the Independent Directors, consists of shares represented by unvested RSU awards that will vest within 60 days of March 1, 2021, and, for Ms. Garvey and Messrs. Cartwright and Henry, who are retirement eligible, includes additional shares represented by unvested RSU awards that will automatically vest upon a qualified retirement (as defined in the applicable award agreement). For executive officers, consists of shares issuable upon exercise of outstanding stock options that are currently vested.

(3) Unless otherwise indicated, based on 538,872,985 shares outstanding as of March 1, 2021. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (i) shares issuable within 60 days following March 1, 2021, upon exercise of outstanding stock options and (ii) shares represented by unvested RSUs that will vest within 60 days of March 1, 2021, or upon the individual's qualified retirement, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

(4) Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2020, and was obtained from a Schedule 13G/A filed on February 10, 2021, with the SEC. According to the Schedule 13G/A, Vanguard has shared voting power over 2,072,843 shares, sole dispositive power over 80,337,945 shares and shared dispositive power over 3,538,391 shares of our common stock.

(5) Share and beneficial ownership information for Cohen & Steers, Inc. ("Cohen & Steers") is given as of December 31, 2020, and was obtained from a Schedule 13G/A filed on February 16, 2021 with the SEC. According to the Schedule 13G/A, Cohen & Steers has sole voting power over 40,022,713 shares of our common stock and sole dispositive power over 57,382,178 shares of our common stock. The Schedule 13G/A states that Cohen & Steers Capital Management, Inc., a wholly-owned subsidiary of Cohen & Steers, is the beneficial owner of 56,371,646 shares, representing 10.47% of our outstanding common stock, as a result of serving as an investment advisor, with sole voting power over 39,873,940 shares and sole dispositive power over 56,371,646 shares of our common stock.

(6) Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2020, and was obtained from a Schedule 13G/A filed on January 27, 2021, with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 50,824,127 shares and sole dispositive power over 56,298,227 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(7) Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2020, and was obtained from a Schedule 13G filed on February 10, 2021, with the SEC. According to the Schedule 13G, State Street has shared voting power over 27,506,109 shares and shared dispositive power over 31,590,790 shares of our common stock.

(8) Mr. Herzog is also an NEO.

(9) Consists of shares held in a family trust.

PROPOSAL 3:
Ratification of Appointment
of Independent Registered Public Accounting Firm



Bolingbrook Medical Office, Bolingbrook, IL
Medical Office

 **Our Board unanimously recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021**

Auditor Evaluation and Appointment

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm that audits the Company's financial statements and internal control over financial reporting. The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to continue to serve as Healthpeak's independent registered public accounting firm for the year ending December 31, 2021. Deloitte has served as Healthpeak's independent registered public accounting firm since March 3, 2010.

The Audit Committee annually reviews Deloitte's performance and independence in deciding whether to engage a different independent registered public accounting firm. In the course of these reviews, the Audit Committee considers, among other things:

- Deloitte's independence from the Company and management, including any factors that may impact Deloitte's objectivity
- Deloitte's qualifications and capability in handling all aspects of the Company's operations
- The desired balance of Deloitte's experience and fresh perspective occasioned by mandatory audit partner rotation
- The experience, qualifications and performance of our existing audit engagement team
- Any issues raised by the Public Company Accounting Oversight Board's ("PCAOB") most recent quality control review of Deloitte
- The quality and candor of Deloitte's communications with the Audit Committee and management
- Deloitte's quality control procedures
- The quality and effectiveness of Deloitte's historical and recent audit plans and performance on our audit
- The advisability and potential impact of appointing a different independent public accounting firm

Voting Standard

We are asking our stockholders to ratify the appointment of Deloitte as our independent registered public accounting firm for 2021. Ratification requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting. Although ratification is not required by our organizational documents or otherwise, our Board is submitting the appointment of Deloitte to our stockholders as a matter of good corporate governance practices. If the appointment is not ratified, the Audit Committee will consider whether it is appropriate to appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company. A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

Following its review, the Audit Committee believes that Deloitte's continued engagement as our independent registered public accounting firm is in the best interests of the Company for the following reasons:

EXPERIENCE AND EFFECTIVENESS

Enhanced audit quality. Through years of experience, Deloitte has gained significant institutional knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting.

Effective audit plans and efficient fee structures. Deloitte's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing.

Maintaining continuity avoids disruption. Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework.

STRONG INDEPENDENCE CONTROLS

Thorough Committee oversight. The Audit Committee believes that any concerns with Deloitte's tenure are mitigated by the Audit Committee's oversight, which includes ongoing engagement with Deloitte and a comprehensive annual review process.

Robust pre-approval policies and limits on non-audit services. The Audit Committee must preapprove all audit and non-audit services performed by Deloitte, including the types of services to be provided and the estimated fees relating to those services.

Deloitte's strong internal independence procedures and regulatory framework. Deloitte conducts periodic internal quality reviews of its audit work and rotates lead partners every five years. Deloitte is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight.

Audit and Non-Audit Fees

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2020 and 2019 (in thousands):

	2020	2019
Audit Fees[1]	$3,097	$2,601
Audit-Related Fees[2]	228	448
Tax Fees:		
Tax Compliance[3]	759	538
Tax Planning and Tax Advice[4]	626	959
All Other Fees	—	—
Total	**$4,710**	**$4,546**

[1] Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.

[2] Audit-related fees primarily relate to, among other things, fees for the separate audits of certain of our consolidated subsidiaries and certain accounting consultations.

[3] Tax compliance fees primarily involve the preparation or review of tax returns.

[4] Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state, and local tax issues related to various transactions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Pursuant to its charter and good corporate governance practices, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte and all related fees. The Audit Committee has delegated its pre-approval authority to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2020 and 2019.

Audit Committee Report

The Audit Committee currently consists of four members: Mr. Griffin (Chair) and Mses. Kennard, Lewis and Sandstrom. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and that Mr. Griffin and Mses. Lewis and Sandstrom are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at healthpeak.com/esg/governance.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered public accounting firm for 2020, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the fiscal year ended December 31, 2020, Deloitte's evaluation of our internal control over financial reporting, significant accounting policies and practices and management judgments and estimates. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence. In addition, the Audit Committee has discussed with Deloitte any relationships that may impact its objectivity and independence and satisfied itself as to Deloitte's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the fiscal year ended December 31, 2020, be included in the Annual Report, as filed with the SEC.

Audit Committee of the Board of Directors

R. KENT GRIFFIN, JR. (Chair)
LYDIA H. KENNARD
SARA G. LEWIS
KATHERINE M. SANDSTROM

   

| **R. Kent Griffin, Jr.** (Chair) | **Lydia H. Kennard** | **Sara G. Lewis** | **Katherine M. Sandstrom** |
| Independent Director | Independent Director | Independent Director | Independent Director |

The foregoing report of the Audit Committee is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing.

Additional Information about the Annual Meeting

Voting at the Annual Meeting

General Information

Stockholders of record of our common stock as of the close of business on March 1, 2021, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 538,872,985 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present or represented by proxy.

Board Recommendations

1 **Election of Directors**

Our board believes that the eight director nominees represent a breadth of qualifications, as well as diverse perspectives, to provide effective leadership, oversight and guidance.

Our Board unanimously recommends a vote FOR each director nominee

See page **13**

2 **Approval, on an Advisory Basis, of 2020 Executive Compensation**

Our executive compensation program links pay to performance and is designed to create greater alignment with the interests of our stockholders and promote the creation of long-term value.

Our Board unanimously recommends a vote FOR this proposal

See page **35**

3 **Ratification of Appointment of Independent Registered Public Accounting Firm**

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for 2021 and the Board is submitting this vote to our stockholders for ratification.

Our Board unanimously recommends a vote FOR this proposal

See page **67**

Voting via the Internet, Telephone or Mail

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 9:59 p.m. Mountain Time (11:59 p.m. Eastern Time) on April 27, 2021, in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by us before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions to the bank, broker or other nominee who holds your shares by the deadline specified by such bank, broker or nominee.

Voting at the Annual Meeting

All stockholders of record may vote at the Annual Meeting by visiting www.virtualshareholdermeeting.com/PEAK2021.

Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend. If you later attend and vote at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

How your Shares will be Voted

Your shares will be voted as you specify in your proxy or voting instructions. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by our Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 3 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2021). If your broker exercises its discretion to vote on Proposal No. 3 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

Effect of Abstentions and Broker Non-Votes

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast for purposes of determining the outcome of any proposal.

Broker non-votes on Proposal No. 1 (election of directors) and Proposal No. 2 (approval of 2020 executive compensation) will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast for purposes of determining the outcome of such proposals.

Revoking or Changing your Vote

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail by the applicable deadline provided under "Voting Via the Internet, Telephone or Mail," or by voting at the Annual Meeting by visiting www.virtualshareholdermeeting.com/PEAK2021. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to your bank, broker or nominee by the specified deadline or by virtually attending and voting at the Annual Meeting. Virtual attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

Additional Annual Meeting Information

Delivery of Proxy Materials

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of Healthpeak stockholders by notifying Broadridge toll-free at 1–866–540–7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at www.proxyvote.com. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

Financial Statements

Our Annual Report containing audited consolidated financial statements accompanies this proxy statement. Upon the written request of any person solicited hereby, we will provide a copy of our Annual Report to such person, without charge. Requests should be directed to our Corporate Secretary at Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237.

Inspector of Elections

Votes cast by proxy or at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., the appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots and certify the voting results.

Proxy Solicitation

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of Healthpeak, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson, Inc. to assist in the solicitation of proxies for a fee of $9,000 plus reasonable out-of-pocket expenses. We may engage Georgeson for additional solicitation work and incur fees greater than $9,000, depending on a variety of factors, including preliminary voting results.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Other Matters

2022 Stockholder Proposals and Director Nominations

We expect to hold our 2022 annual meeting of stockholders on or about April 28, 2022.

Proposals to be Included in 2022 Proxy Materials

Any stockholder that desires to have a proposal considered for presentation at the 2022 annual meeting of stockholders, and included in Healthpeak's proxy materials used in connection with our 2022 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 18, 2021. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act to be included.

Proxy Access Nominations

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate candidates for election to our Board for inclusion in our proxy materials for our 2022 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 19, 2021, nor later than November 18, 2021. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

Nominations or Proposals Not Included in 2022 Proxy Materials

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2022 annual meeting but not have it included in our proxy materials for the 2022 annual meeting, we must receive notice of the proposal or director nomination no earlier than January 28, 2022, and no later than February 27, 2022. If we change the date of our 2022 annual meeting to a date that is before March 29, 2022, or after June 27, 2022, however, notice of any proposal or director nomination must instead be delivered not earlier than the ninetieth (90th) day and not later than the close of business on the later of the sixtieth (60th) day prior to our 2022 annual meeting, or the tenth (10th) day following the day on which we publicly announce the date of our 2022 annual meeting. If the notice is not received between these dates or does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2022 annual meeting.

Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237.

Stockholder Recommendations

Stockholders may also recommend director candidates for our Board's consideration. The Governance Committee will consider director candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of the Governance Committee, c/o Healthpeak Properties, Inc., 5050 South Syracuse Street, Suite 800, Denver, Colorado 80237, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to our Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting.

Forward-Looking Statements

Statements in this proxy statement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things, (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, capital recycling plans, financing activities, or other transactions; (ii) development, densification and land bank opportunities; (iii) the outlook for Life Science, Medical Office and CCRCs; and (iv) potential capital sources and uses. You should not place undue reliance on these forward-looking statements. Pending acquisitions and dispositions, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this proxy statement, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the COVID-19 pandemic and health and safety measures intended to reduce its spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of investments in the healthcare property sector, which makes us vulnerable to a downturn in a specific sector than if we invested in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development and redevelopment activity risks, including costs above original estimates, project delays and lower occupancy rates and rents than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our Life Science tenants; the ability of the hospitals on whose campuses our Medical Offices are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain our or expand our hospital and health system client relationships; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; our ability to foreclose on collateral securing our real estate-related loans; laws or regulations prohibiting eviction of our tenants; the failure of our tenants and operators to comply with federal, state and local laws and regulations, including resident health and safety requirement, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our healthcare properties; compliance with the Americans with Disabilities Act and fire, safety and other health regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Program and other COVID-19 related stimulus and relief programs; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real-estate investments; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits; ownership limits in our charter that restrict ownership in our stock; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; unfavorable litigation resolution or disputes; the loss or limited availability of our key personnel; and other risks and uncertainties described from time to time in our SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Vote

We urge you to submit your proxy or voting instructions as soon as possible, whether or not you expect to attend and vote at the Annual Meeting. If you attend and vote at the Annual Meeting, your proxy will not be used.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President, Chief Legal Officer,
General Counsel and Corporate Secretary

Denver, Colorado
March 18, 2021

Appendix A

Reconciliations and Definitions

RECONCILIATIONS:

EBITDAre AND ADJUSTED EBITDAre[1]

	TWELVE MONTHS ENDED DECEMBER 31, 2020 ($)
Net income (loss)	428,253
Interest expense	228,874
Income tax expense (benefit)	(19,336)
Depreciation and amortization	697,143
Other depreciation and amortization	6,679
Loss (gain) on sales of real estate	(550,494)
Loss (gain) upon change of control[2]	(159,973)
Impairments (recoveries) of depreciable real estate	224,630
Share of unconsolidated joint venture ("JV"):	
Interest expense	3,796
Income tax expense (benefit)	(1,610)
Depreciation and amortization	105,090
Gain (loss) on sale of real estate from unconsolidated JVs	(9,248)
EBITDAre	**953,804**
Transaction-related items, excluding taxes[3]	144,222
Other impairments (recoveries) and losses (gains)[4]	(22,046)
Severance and related charges	2,911
Loss on debt extinguishments	42,912
Litigation costs (recoveries)	232
Casualty-related charges (recoveries)	469
Amortization of deferred compensation	17,368
Foreign currency remeasurement losses (gains)	153
Adjusted EBITDAre	**1,140,025**

[1] During 2020, the Company began the process of disposing of its senior housing triple-net and SHOP portfolios. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift and therefore, the assets are classified as discontinued operations in all periods presented within the Company's Annual Report on Form 10-K for the year ended December 31, 2020. Additional information regarding discontinued operations can be found at Note 5: Disposition of Real Estate and Discontinued Operations within Annual Report on Form 10-K, including interest expense, income tax expense (benefit), depreciation and amortization, loss (gain) on sales of real estate, and loss on debt extinguishments, mortgage debt, and cash and cash equivalents. Those amounts combined with Consolidated Statement of Operations and Consolidated Balance Sheets included in the Annual Report on Form 10-K along with quarterly filings on the Forms 10-Q filed throughout 2020, supply the totals needed for the reconciliation of EBITDAre and Adjusted EBITDAre, Adjusted Fixed Charge Coverage, Enterprise Debt and Net Debt, and Secured Debt Ratio for year ended December 31, 2020.

[2] Includes a $170 million gain upon consolidation of 13 CCRCs in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020.

[3] Includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS.

[4] Includes reserves for loan losses under the current expected credit losses accounting standard in accordance ASC 326. Also includes a gain on the sale of a hospital that was in a direct financing lease, and the impairment of an undeveloped Medical Office land parcel, which was sold during the third quarter of 2020.

Net Debt to ADJUSTED EBITDAre	TWELVE MONTHS ENDED DECEMBER 31, 2020 ($)
Net Debt	6,561,311
Annualized Adjusted EBITDAre	1,140,025
Net Debt to Adjusted EBITDAre	5.8x

SAME-STORE PORTFOLIO CASH NOI GROWTH

In thousands

	FOR THE YEAR ENDED DECEMBER 31, 2020[1][2]		FOR THE YEAR ENDED DECEMBER 31, 2019	
	LIFE SCIENCE	MEDICAL OFFICE	LIFE SCIENCE	MEDICAL OFFICE
Net Income (loss)	$ 198,189	$ 276,805	$ 168,347	$ 184,607
Interest income	—	—	—	—
Interest expense	234	400	277	434
Depreciation and amortization	217,921	222,165	168,339	221,175
General and administrative	—	—	—	—
Transaction costs	236	—	—	—
Impairments and loan loss (reserves) recoveries, net	14,671	10,208	—	17,332
Loss (gain) on sales of real estate, net	—	(90,390)	(3,651)	(3,139)
Loss on debt extinguishments	—	—	—	—
Other expense (income), net	—	—	—	—
Income tax expense (benefit)	—	—	—	—
Government grant income	—	—	—	—
Healthpeak's share of unconsolidated joint venture NOI	311	1,643	—	1,703
Noncontrolling interests' share of consolidated joint venture NOI	(167)	(24,315)	(128)	(23,889)
Equity loss (income) from unconsolidated JVs	40	(798)	—	(858)
Portfolio NOI	$ 431,435	$ 395,718	$ 333,184	$397,365
Adjustment to NOI	(20,133)	(5,544)	(22,103)	(4,602)
Portfolio Cash NOI	$ 411,302	$ 390,174	$ 311,081	$ 392,763
Interest Income	—	—	—	—
Healthpeak's share of unconsolidated joint venture interest income	—	—	—	—
Portfolio Income	$ 411,302	$ 390,174	$ 311,081	$ 392,763
Interest income	—	—	—	—
Healthpeak's share of unconsolidated joint venture interest income	—	—	—	—
Adjustment to NOI	20,133	5,544	22,103	4,602
Non-SS Portfolio NOI	(170,411)	(50,888)	(83,441)	(58,780)
SS Portfolio NOI	$ 261,024	$ 344,830	$ 249,743	$ 338,585
Non-cash adjustment to SS Portfolio NOI	(1,758)	(5,861)	(5,568)	(6,564)
SS Portfolio Cash NOI	$ 259,266	$ 338,969	$ 244,175	$ 332,021

[1] In December 2020, as a result of a change in how operating results are reported to the Company's chief operating decision makers, the Company's hospitals were reclassified from other non-reportable segments to the medical office segment and the Company's one remaining unconsolidated investment in a senior housing joint venture was reclassified from the SHOP segment to other non-reportable segments. All prior period segment information has been recast to confirm to the current period presentation.

[2] During 2020, the Company began the process of disposing of its senior housing triple-net and SHOP portfolios. As of December 31, 2020, the Company concluded the planned dispositions represented a strategic shift and therefore, the assets are classified as discontinued operations in all periods presented within the Company's Annual Report on Form 10-K for the year ended December 31, 2020. Additional information regarding discontinued operations can be found at Note 5: Disposition of Real Estate and Discontinued Operations within the Company's Annual Report Form 10-K for the year ended December 31, 2020, including interest income, interest expense, depreciation and amortization, general and administrative, transaction costs, impairments and loan loss (reserves) recoveries, net, loss (gain) on sale of real estate, net, loss on debt extinguishments, other expenses (income), net, and income tax expense (benefit). Those amounts combined with the Consolidated Statement of Operations supply the totals needed for the reconciliation of Segment Portfolio NOI and Cash NOI, Portfolio Income, and SS for years ended December 31, 2020 and 2019.

YEAR-OVER-YEAR TOTAL SS PORTFOLIO CASH NOI GROWTH

	FULL YEAR	% OF SS
Life science	6.2%	43.3%
Medical office	2.1%	56.7%
Total Portfolio	**3.8%**	**100.0%**

PRO FORMA PORTFOLIO INCOME[1]

	LIFE SCIENCE	MEDICAL OFFICE	CCRC	OTHER	SENIOR HOUSING TRIPLE-NET	SHOP	THREE MONTHS ENDED DECEMBER 31, 2020 TOTAL
Portfolio Income	$ 111,853	$ 97,782	$ 27,670	$ 8,508	$ 21,329	$ 30,483	$ 297,625
Pro forma Adjustments:							
Senior housing asset sales and transitions	—	—	—	—	(21,329)	(30,483)	(51,813)
Other pro forma adjustments	4,215	(3,405)	(354)	(1,110)	—	—	(654)
Pro forma Portfolio Income[2]	**$ 116,068**	**$ 94,377**	**$ 27,316**	**$ 7,398**	**$ —**	**$ —**	**$ 245,159**

[1] May not foot due to rounding.

[2] Pro forma to exclude assets held for sale and to reflect acquisitions, dispositions, paid loans, and operator transitions that occurred within the quarter as if they occurred on the first day of the quarter. Does not contemplate future acquisitions or future seller financing.

DEFINITIONS:

Adjusted EBITDAre. EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis. We consider EBITDAre and Adjusted EBITDAre important supplemental measures to net income (loss) because they provide an additional manner in which to evaluate our operating performance and serve as additional indicators of our ability service our debt obligations. Net income (loss) is the most directly comparable GAAP measure to EBITDAre and Adjusted EBITDAre.

Consolidated Debt. The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

EBITDAre. EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property.

Enterprise Debt. Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Net Debt. Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Consolidated Debt is the most directly comparable GAAP measure to Net Debt. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre. Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Same-Store ("SS"). Same-Store NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a conversion from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.



Healthpeak

PROPERTIES

www.healthpeak.com

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

San Francisco, CA

950 Tower Lane, Suite 1650
Foster City, CA 94404

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

(720) 428–5050